UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 25, 2021

CAPSTEAD MORTGAGE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-08896	75-2027937
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8401 North Central Expressway
Suite 800
Dallas, Texas	75225
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (214) 874-2323

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	CMO	New York Stock Exchange
7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value	CMOPRE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On July 25, 2021, Capstead Mortgage Corporation, a Maryland corporation (“Capstead”), Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“BSPRT”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly-owned subsidiary of BSPRT (“Merger Sub”), and Benefit Street Partners L.L.C., a Delaware limited liability company (“Parent Manager”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms and subject to the conditions set forth in the Merger Agreement, Capstead will merge with and into Merger Sub, with Merger Sub remaining as a wholly-owned subsidiary of BSPRT (such transaction, the “Merger”). The board of directors of Capstead has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Capstead (“Capstead Common Stock”) will be converted into the right to receive:

•

from BSPRT, (A) a number of shares of BSPRT’s common stock, $0.01 par value per share (which will be renamed Class A common stock) (“BSPRT Common Stock”) equal to the quotient (rounded to the nearest one ten-thousandth) (the “Exchange Ratio”) determined by dividing (i) Capstead’s adjusted book value per share by (ii) BSPRT’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”); and

•

from the Parent Manager, a cash amount equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon (the “Parent Manager Cash Consideration” and together with the Per Common Share BSPRT Consideration, the “Total Per Common Share Consideration”).

In addition, each outstanding share of Capstead’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value per share (“Capstead Preferred Stock”), will be converted into the right to receive one newly-issued 7.50% Series E Cumulative Redeemable Preferred Share, $0.01 par value per share, of BSPRT (the “BSPRT Series E Preferred Stock”) (the “Preferred Merger Consideration” and, together with the Per Common Share BSPRT Consideration, the “Total BSPRT Merger Consideration”). Cash will be paid in lieu of any fractional shares of BSPRT Common Stock that would otherwise have been received as a result of the Merger. Adjusted book value per share equals the respective company’s total consolidated common stockholders’ equity, less, in the case of BSPRT, the aggregate Per Share Cash Consideration, divided by each respective company’s common stock issued and outstanding (excluding, in the case of Capstead, any cancelled shares), plus, in the case of Capstead, any shares of its common stock issuable upon the conversion of outstanding performance units, after giving pro forma effect to any additional dividends or other distributions on shares of the respective company’s common stock that are declared or are anticipated to be declared for which the record date is or will be prior to the Effective Time.

All outstanding restricted stock under Capstead’s Amended and Restated 2014 Flexible Incentive Plan will, as of the Effective Time, automatically become fully vested and eligible to receive the Total Per Common Share Consideration. All performance units under Capstead’s Amended and Restated 2014 Flexible Incentive Plan will, as of the Effective Time, automatically become earned and vested at the conversion rate of one share of Capstead Common Stock for each performance unit and eligible to receive the Total Per Common Share Consideration. Each outstanding dividend equivalent right will, as of the Effective Time, automatically be cancelled; provided, that any accrued amounts not yet paid will be paid to the holders thereof at the Effective Time (or as soon as practicable thereafter but in no event later than the first payroll date following the Effective Time), less applicable income and employment tax withholdings.

Under the Merger Agreement, each of Capstead and BSPRT will pay a special dividend to their respective stockholders in cash on the last business day prior to the closing of the Merger, with a record date that is three business days before the payment date. Any dividends paid by Capstead with respect to the Capstead Common Stock prior to the closing of the Merger will not exceed Capstead’s core earnings for the quarter (or portion thereof) in which such dividend is declared, plus an additional amount, if any, necessary so that the aggregate dividend payable is equal to the minimum amount to avoid adverse tax consequences.

For U.S. federal income tax purposes, it is intended that (a) the Merger shall be treated as (i) a taxable sale by Capstead of assets to BSPRT in exchange for the Total BSPRT Merger Consideration and (ii) the distribution of the Total BSPRT Merger Consideration to the holders of shares of Capstead Common Stock and Capstead Preferred Stock in liquidation of Capstead pursuant to Section 331 and Section 562 of the Code, and that the Merger Agreement will constitute a “plan of liquidation” of Capstead for U.S. federal income tax purposes and (b) each holder of Capstead Common Stock will be treated as exchanging their stock in a taxable transaction for the Total Per Common Share Consideration, with (a) (i) the Per Common Share BSPRT Consideration treated as described in clause (a) (ii), above, and (ii) consistent with Article III of the Merger Agreement, the Parent Manager Cash Consideration paid by the Parent Manager directly to the holders of shares of Capstead Common Stock.

The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Capstead Common Stock entitled to vote on the Merger (the “Capstead Stockholder Approval”), (b) the registration and listing on the New York Stock Exchange of the shares of BSPRT Common Stock and BSPRT Series E Preferred Stock that will be issued in connection with the Merger, (c) the respective representations and warranties of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, (d) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (e) the absence of a material adverse effect with respect to either Capstead or BSPRT, (f) provision by each party’s counsel of a tax opinion that the other party has been organized and operated in conformity with the requirements for qualification and taxation as a REIT, (g) BSPRT has completed a reverse stock split and reclassification of its stock pursuant to the terms of the Merger Agreement, (h) BSPRT taking such actions as necessary to adopt a share repurchase program and (i) the delivery of certain documents and certificates. The obligations of the parties to consummate the Merger are not subject to any financing condition or the receipt of any financing by BSPRT or the Parent Manager.

Each of the parties to the Merger Agreement has made certain customary representations, warranties and covenants. Among other things, the Merger Agreement provides that each of Capstead and BSPRT will, until the Effective Time, operate their respective businesses in all material respects in the ordinary course and consistent with past practice, and preserve substantially intact its current business organization and preserve key business relationships. Each of Capstead and BSPRT are subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including, among other things, actions related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring indebtedness.

The Merger Agreement contains a “no-shop” provision, which prohibits Capstead and its subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging the making of a competing proposal, (b) engaging in any discussions or negotiations with any person with respect to a competing proposal, (c) releasing any person or failing to enforce any confidentiality agreement or standstill agreement, subject to certain exceptions, (d) furnishing any non-public information regarding it or any of its subsidiaries, or access to its properties or assets in connection with a competing proposal, (e) entering into a letter of intent, agreement in principle or other agreement providing for a competing proposal or (f) effecting a change of recommendation to Capstead’s stockholders regarding the Merger. The no-shop provisions are subject to certain exceptions as more fully described in the Merger Agreement, including the ability of Capstead to engage in the foregoing activities under certain circumstances in the event that it receives a bona fide, unsolicited competing proposal.

At any time prior to obtaining the Capstead Stockholder Approval, under certain specified circumstances, the board of directors of Capstead may change its recommendation to Capstead’s stockholders regarding the Merger if the Capstead board of directors determines in good faith after consulting with its legal and financial advisors that the failure to do so would be inconsistent with its legal duties under applicable law, provided that Capstead complies with the procedures set forth in the Merger Agreement. If such change of recommendation is made in response to a proposal that the board of directors of Capstead has determined in good faith (after consultation with its legal and financial advisors) is a “superior proposal,” after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by BSPRT, Capstead may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for both Capstead and BSPRT, including if the Merger is not completed on or before January 25, 2022, the failure to obtain the Capstead Stockholder Approval, a change of recommendation of Capstead’s board of directors regarding the Merger and breaches by the other party of certain covenants. In the event of a termination of the Merger Agreement under certain circumstances, including a change of recommendation by the Capstead board of directors regarding the Merger or Capstead’s acceptance of a superior proposal, Capstead would be required to pay BSPRT a termination fee of $26,700,000. In addition, upon termination of the Merger Agreement by Capstead or BSPRT under specified circumstances, Capstead or BSPRT, as applicable, would be required to pay the other party an agreed expense amount of $4,000,000.

In the Merger Agreement, BSPRT has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the board of directors of BSPRT will be increased by three members, and Capstead will designate three of its pre-Merger independent directors to serve on the board of directors of BSPRT until the 2022 annual stockholders meeting of BSPRT, at which point BSPRT has agreed to nominate two of the former Capstead directors to stand for election for a subsequent term.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms and conditions. It is not intended to provide any other factual information about Capstead, BSPRT, Merger Sub or the Parent Manager. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made only for purposes of the Merger Agreement and as of a specified date, are solely for the benefit of the parties to the Merger Agreement, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Capstead, BSPRT, Merger Sub or the Parent Manager at the time they were made or otherwise and should only be read in conjunction with the other information that Capstead or BSPRT makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission. Stockholders are not third-party beneficiaries to the representations and warranties contained in the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Item 2.02 Results of Operations and Financial Condition.

On July 26, 2021, Capstead and BSPRT issued a joint press release (the “Press Release”) announcing their entry into the Merger Agreement. In the Press Release, Capstead announced that its book value per common share at June 30, 2021, was $6.35. The Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or By-Laws; Change in Fiscal Year.

On July 25, 2021, the Capstead board of directors approved and adopted an amendment to Capstead’s Amended and Restated Bylaws (the “Bylaws”) to explicitly provide that the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Capstead, other than actions arising under federal securities laws, (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporate Law (“MGCL”), or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any current or former director, officer or employee of Capstead to Capstead or to the stockholders of Capstead, (ii) any other action asserting a claim against Capstead or any current or former director, officer or employee of Capstead arising pursuant to any provision of the MGCL, Capstead’s charter or the Bylaws or (iii) any action asserting a claim against Capstead or any current or former director, officer or employee of Capstead that is governed by the internal affairs doctrine. The amendment to the Bylaws further provides that (i) none of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless Capstead consents in writing to such court and (ii) unless Capstead consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

The foregoing description of the amendment to the Bylaws does not purport to be complete and is qualified in its entirety by reference to the amendment to the Bylaws, a copy of which is attached as Exhibit 3.1 hereto and is hereby incorporated into this Current Report on Form 8-K by reference.

Item 7.01 Regulation FD Disclosure.

On July 26, 2021, Capstead and BSPRT issued a joint press release announcing the execution of the Merger Agreement and an investor call to be held on July 26, 2021, at 8:30 a.m., Eastern Time, to discuss the proposed Merger. On the same day, Capstead and BSPRT made available an investor presentation to be used in connection with the investor call. A copy of the joint press release is furnished as Exhibit 99.1 and a copy of the investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K and are incorporated herein by reference.

The information in Item 2.02 and Item 7.01 of this Current Report on Form 8-K, including Exhibits 99.1 and 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information, including Exhibits 99.1 and 99.2, be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(a)    Not Applicable.

(b)    Not Applicable.

(c)    Not Applicable.

(d)    Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of July 25, 2021, by and among Benefit Street Partners Realty Trust, Inc., Rodeo Sub I, LLC, Capstead Mortgage Corporation and Benefit Street Partners L.L.C.*

Exhibit 3.1	Amendment to the Amended and Restated Bylaws of Capstead Mortgage Corporation, dated July 25, 2021

Exhibit 99.1	Joint Press Release, dated July 26, 2021, issued by Capstead Mortgage Corporation and Benefit Street Partners Realty Trust, Inc.

Exhibit 99.2	Investor Presentation, dated July 26, 2021

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Capstead agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

Important Additional Information and Where to Find It

In connection with the proposed Merger, BSPRT will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of BSPRT and a proxy statement of Capstead. Capstead and BSPRT also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the stockholders of Capstead for their consideration. The definitive proxy statement/prospectus will be sent to the stockholders of Capstead, and will contain important information regarding the proposed Merger and related matters. This Current Report on Form 8-K is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Capstead or BSPRT may file with the SEC or send to their respective stockholders in connection with the Merger. STOCKHOLDERS OF CAPSTEAD AND BSPRT ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

CAPSTEAD, BSPRT, THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of Capstead and BSPRT may obtain free copies of the registration statement, the proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Capstead or BSPRT (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Capstead will be made available free of charge on Capstead’s website at http://www.capstead.com/investor-relations/corporate-information/corporate-overview. Copies of documents filed with the SEC by BSPRT will be made available free of charge on BSPRT’s website at http://bsprealtytrust.com/investorrelations.

Participants in the Solicitation Relating to the Merger

Capstead, BSPRT, their respective directors and executive officers and certain other affiliates of Capstead or BSPRT may be deemed to be “participants” in the solicitation of proxies from the stockholders of Capstead in connection with the proposed Merger. Information regarding Capstead and its directors and executive officers and their ownership of common stock of Capstead can be found in Capstead’s annual report on Form 10-K for the fiscal year ended December 31, 2020, and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 1, 2021. Information regarding BSPRT and its directors and executive officers and their ownership of common stock of BSPRT can be found in BSPRT’s annual report on Form 10-K for the fiscal year ended December 31, 2020, and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 8, 2021. Additional information regarding the interests of such participants in the Merger will be included in the proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

No Offer or Solicitation

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could” or words of similar meaning. Such forward-looking statements include or may relate to statements about the benefits of the proposed Merger involving Capstead and BSPRT and statements that address operating performance, events or developments that Capstead expects or anticipates will occur in the future, including but not limited to statements regarding future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance changes, changes to outstanding structure of Capstead’s capital stock, creation of value for stockholders, operation and implementation of share repurchase programs, benefits of the proposed Merger to customers, stockholders and other constituents of the combined company, the integration of Capstead and BSPRT, the expected GAAP book value per share of Capstead, cost savings and the expected timetable for completing the proposed Merger and other non-historical statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Capstead can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Capstead’s expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed Merger, including the approval of the stockholders of Capstead; fluctuations in the adjusted book value per share of both Capstead and BSPRT; risks related to the disruption of management’s attention from ongoing business operations due to the proposed Merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of Capstead and BSPRT and the industries in which they operate; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of Capstead and BSPRT; and other factors, including those set forth in the section entitled “Risk Factors” in BSPRT’s and Capstead’s most recent annual reports on Form 10-K, as amended, and quarterly reports on Form 10-Q filed with the SEC, and other reports filed by BSPRT and Capstead with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither Capstead nor BSPRT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CAPSTEAD MORTGAGE CORPORATION

Date: July 26, 2021	By:	/s/ Phillip A. Reinsch
Phillip A. Reinsch President and Chief Executive Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

BENEFIT STREET PARTNERS REALTY TRUST, INC.,

RODEO SUB I, LLC,

CAPSTEAD MORTGAGE CORPORATION

and

BENEFIT STREET PARTNERS L.L.C.

Dated as of July 25, 2021

i

Annex A	Certain Definitions
Annex B	Form of Articles Supplementary Classifying Parent Series E Cumulative Redeemable Preferred Stock

Exhibit A	Form of Company REIT Opinion
Exhibit B	Form of Parent REIT Opinion
Exhibit C	Form of Company Tax Representation Letter (REIT)
Exhibit D	Form of Parent Tax Representation Letter (REIT)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2021 (this “Agreement”), by and among Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“Parent”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly owned Subsidiary of Parent (“Buyer”), Capstead Mortgage Corporation, a Maryland corporation (the “Company”), and, solely for purposes of Sections 2.6, 3.1(b)(i)(B), 3.3(a), 3.3(i), 7.9, 7.12, 8.1, 8.2 , 9.2(b) and 9.3(c) and Articles VI and X, Benefit Street Partners L.L.C., a Delaware limited liability company (“Parent Manager”).

WHEREAS, the Company and Parent are Maryland corporations operating as real estate investment trusts within the meaning, and under the provisions, of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (“REITs”);

WHEREAS, the Company, Parent and Buyer wish to effect a business combination through a merger of the Company with and into Buyer, with Buyer being the Surviving Company (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “LLC Act”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are in the best interests of the Company, (ii) approved this Agreement and declared that the Transactions, including the Merger, are advisable, (iii) directed that the Merger and the other Transactions be submitted to the holders of Company Common Stock for consideration at the Company Stockholders Meeting and (iv) recommended that the holders of Company Common Stock approve the Merger and the other Transactions (such recommendation made in clause (iv), the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger and the issuance of the shares of Parent Class A Common Stock and Parent Series E Cumulative Redeemable Preferred Stock pursuant to this Agreement (collectively, the “Parent Stock Issuance”), the Reverse Stock Split and the Reclassification, are in the best interests of Parent and (ii) approved this Agreement and the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification;

WHEREAS, Parent, as the sole member of Buyer, has (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Buyer, (ii) approved this Agreement and declared that the Transactions, including the Merger, are advisable and (iii) approved this Agreement and the Transactions, including the Merger;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Parent Stock Issuance and also prescribe various terms of and conditions to the Merger and the Parent Stock Issuance;

WHEREAS, prior to the consummation of the Merger, Parent shall have effectuated (i) a reverse stock split of one (1) share of Parent Common Stock for every ten (10) outstanding shares of Parent Common Stock (the “Reverse Stock Split”), (ii) the subsequent renaming (the “Name Change”) by the Parent Board of Parent Common Stock (following the completion of the Reverse Stock Split) as Class A common stock, par value $0.01 per share (the “Parent Class A Common Stock”), and (iii) a stock dividend of nine (9) shares of Parent’s newly created Class B common stock, par value $0.01 per share (the “Parent Class B Common Stock”), which will be identical to the Parent Class A Common Stock, except that upon the six-month anniversary of the Closing, each share of the Parent Class B Common Stock shall automatically, and without any stockholder action, convert into one share of the Parent Class A Common Stock, to be paid on each share of Parent Class A Common Stock ((ii) and (iii) being referred to herein collectively as the “Reclassification”); and

WHEREAS, prior to the consummation of the Merger, Parent shall cause the Parent Class A Common Stock and the Parent Series E Cumulative Redeemable Preferred Stock to be listed on the NYSE effective at, or prior to, the Effective Time or such other time as agreed to by the parties.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Buyer and the Company hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Articles of Merger	2.2(b)
Book-Entry Shares	3.1(b)(i)
Buyer	Preamble
Cancelled Shares	3.1(b)(v)
Certificates	3.1(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plans	7.9(f)
Company Additional Dividend Amount	7.18(a)
Company Affiliate	10.10(a)
Company Board	Recitals

Company Board Recommendation	Recitals
Company Change of Recommendation	7.3(b)
Company Common Stock	3.1(b)(i)
Company Contracts	4.16(b)
Company DER Consideration	3.2(b)
Company Director Designees	2.5
Company Disclosure Letter	Article IV
Company Material Adverse Effect	4.1(a)
Company Performance Units	3.2(b)
Company Permits	4.9
Company Plans	4.10(a)
Company Portfolio Securities	7.1(b)(iv)
Company Preferred Stock	3.1(b)(iii)
Company Restricted Stock	3.2(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Confidentiality Agreement	7.7(b)
Continuing Employees	7.9(a)
Creditors’ Rights	4.3(a)
D&O Insurance	7.10(c)
Dispute Notice	3.1(c)(ii)
Earned Unit	3.2(b)
Effective Time	2.2(b)
End Date	9.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
GAAP	4.5(b)
Indemnified Liabilities	7.10(a)
Indemnified Persons	7.10(a)
Intended Tax Treatment	2.6
Letter of Transmittal	3.3(b)(i)
Listing	7.20
LLC Act	Recitals
Maryland Courts	10.7(b)
Maryland Department	2.2(b)
Material Company Insurance Policies	4.17
Material Parent Insurance Policies	5.17
MGCL	Recitals
Merger	Recitals
Name Change	Recitals
Notice of Recommendation Change	7.3(d)(iii)
Notice Period	7.3(d)(iii)
Parent	Preamble
Parent Additional Dividend Amount	7.18(b)

Parent Affiliate	10.10(b)
Parent Board	Recitals
Parent Class A Common Stock	Recitals
Parent Class B Common Stock	Recitals
Parent Contracts	5.16(b)
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent Manager	Preamble
Parent Manager Permits	6.4
Parent Manager Plans	7.9(a)
Parent Material Adverse Effect	5.1(a)
Parent Permits	5.9
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
pdf	10.5
Per Common Share Consideration	3.1(b)(i)
Per Common Share Parent Consideration	3.1(b)(i)
Per Common Share Parent Stock Consideration	3.1(b)(i)
Per Share Preferred Merger Consideration	3.1(b)(iii)
Proxy Statement	4.4
Qualified REIT Subsidiary	4.1(b)
Qualifying Income	9.3(f)(i)
Registration Statement	4.8
REITs	Recitals
Reclassification	Recitals
Reverse Stock Split	Recitals
Sexual Misconduct Allegation	4.11(e)
Surviving Company	2.1
Taxable REIT Subsidiary	4.1(b)
Terminable Breach	9.1(b)(iii)
Total Parent Consideration	3.1(b)(iii)
Transaction Litigation	7.15
Transactions	Recitals

ARTICLE II

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the LLC Act, at the Effective Time, the Company shall be merged with and into Buyer, with Buyer surviving the Merger (Buyer, as the surviving company in the Merger, sometimes being referred to herein as the “Surviving Company”). As a result of the Merger, the Surviving Company shall be a direct, wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the MGCL and the LLC Act.

Section 2.2    Closing.

(a)    The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Dallas, Texas time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) by means of a virtual closing through the electronic exchange of signatures, or such other place as Parent and the Company may agree to in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)    Prior to the Closing, Parent and the Company shall prepare and, as soon as practicable on the Closing Date after the Closing, Parent and the Company shall (i) cause the Merger to be consummated by filing with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”) articles of merger (the “Articles of Merger”) in connection with the Merger, in such form as is required by, and executed in accordance with, the MGCL and the LLC Act, and (ii) make all other filings, recordings or publications required to be made by Buyer or the Company under the MGCL and the LLC Act in connection with the Merger. The Merger shall become effective at the time the Articles of Merger are accepted for record by the Maryland Department or such later date (not to exceed 30 days after the Articles of Merger are accepted for record by the Maryland Department) and time as shall be agreed to in writing by the Company and Parent and specified in the Articles of Merger (such date and time the Merger becomes effective, the “Effective Time”), it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date.

Section 2.3    Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the MGCL, including Section 3-114 thereof, and the LLC Act, including Section 4A-709 thereof. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, purposes, powers and franchises of the Company and Buyer shall transfer to, vest in and devolve on the Surviving Company and all debts, obligations, liabilities and duties of the Company and Buyer shall become the debts, obligations, liabilities and duties of the Surviving Company.

Section 2.4    Organizational Documents. At the Effective Time and by virtue of the Merger, the articles of organization of Buyer as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company, until thereafter amended, subject to Section 7.10(b), in accordance with its respective terms and applicable Law. In addition, at the Effective Time and by virtue of the Merger, the operating agreement of Buyer as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company, until thereafter amended, subject to Section 7.10(b), in accordance with the applicable provisions of the Surviving Company’s articles of organization and operating agreement and applicable Law.

Section 2.5    Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon and immediately after the Effective Time, the number of directors that will comprise all of the members of the Parent Board will be eight (8) and, as of the Effective Time, the Parent Board shall consist of (a) five (5) individuals who are the directors of Parent immediately prior to the Effective Time and (b) three (3) individuals designated by the Company prior to the Closing Date, who shall each (i) be one of the current members of the Company Board who is reasonably acceptable to the Parent Board, (ii) not have been party to or involved in an event that would be required to be disclosed pursuant to Item 401(f) of Regulations S-K under the Securities Act and the Exchange Act and (iii) qualify as an independent director of Parent based on Parent’s Organizational Documents and the NYSE Listed Company Manual or any NYSE rules related thereto as determined by the Nominating and Corporate Governance Committee of the Parent Board (the “Company Director Designees”), who shall serve until the 2022 annual meeting of the stockholders of Parent and until their respective successors are duly elected and shall qualify, all in accordance with the Organizational Documents of Parent. In connection with the 2022 annual meeting of stockholders of Parent, two (2) of the Company Director Designees shall be nominated by the Parent Board to stand for election at the 2022 annual meeting of stockholders of Parent, in all cases subject to the satisfaction and compliance of such Company Director Designees with Parent’s then-current corporate governance guidelines and code of business conduct and ethics.

Section 2.6    Tax Consequences. For U.S. federal income tax purposes, the parties intend that (a) the Merger shall be treated as (i) a taxable sale by the Company of its assets to Parent in exchange for the Total Parent Consideration and (ii) the distribution of the Total Parent Consideration to the holders of shares of Company Common Stock and Company Preferred Stock in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes, and (b) each holder of Company Common Stock will be treated as exchanging their stock in a taxable transaction for the Per Common Share Consideration, with (i) the Per Common Share Parent Consideration treated as described in clause (a)(ii) above and (ii) consistent with Article III, the Per Common Share Additional Manager Consideration paid by Parent Manager directly to the holders of shares of Company Common Stock (the “Intended Tax Treatment”). Each of the parties agrees to report the transactions in accordance with the Intended Tax Treatment. No party shall take any contrary position in any tax return, report or filing with any government agency or court; provided, that nothing contained herein shall prevent any party from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of the transactions contemplated herein, and no party shall be required to litigate before any court any such proposed deficiency or adjustment by any taxing authority; and, provided, further, that Manager shall be entitled to withhold under Section 1441 with respect to the Per Common Share Additional Manager Consideration.

ARTICLE III

EFFECTS OF THE MERGER; EXCHANGE

Section 3.1    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Buyer, the Company or any holder of any securities of Parent, Buyer or the Company:

(a)    Membership Interests of Buyer. All of the membership interests of Buyer issued and outstanding immediately prior to the Effective Time shall remain outstanding as membership interests of the Surviving Company.

(b)    Capital Stock of the Company.

(i)    Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares), shall automatically be converted into the right to receive (A) from Parent (1) that number of validly issued, fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (the “Per Common Share Parent Stock Consideration” and together with the Per Common Share Parent Cash Consideration, the “Per Common Share Parent Consideration”) and (2) the Per Common Share Parent Cash Consideration, and (B) from Parent Manager (acting solely on its own behalf), as additional consideration, the Per Common Share Additional Manager Consideration. As used in this Agreement, (x) “Exchange Ratio” means a quotient (rounded to the nearest one ten-thousandth) determined by dividing (1) the Company Adjusted Book Value Per Share by (2) the Parent Adjusted Book Value Per Share, in each case as determined in accordance with Section 3.1(c) and as such number may be adjusted in accordance with Section 3.1(d), and (y) “Per Common Share Consideration” means the sum of the Per Common Share Parent Consideration and the Per Common Share Additional Manager Consideration.

(ii)    All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Per Common Share Parent Consideration, (B) the Per Common Share Additional Manager Consideration, (C) any dividends or other distributions in accordance with Section 3.3(g) and (D) any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h), in each case, to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii)    Subject to the other provisions of this Article III, each share of the Company’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value per share (the “Company Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive one newly issued share of Parent Series E Cumulative Redeemable Preferred Stock (the “Per Share Preferred Merger Consideration” and together with the Per Common Share Parent Consideration, the “Total Parent Consideration”).

(iv)    All such shares of Company Preferred Stock, when so converted pursuant to Section 3.1(b)(iii), shall automatically be canceled and cease to exist. Each holder of a share of Company Preferred Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Per Share Preferred Merger Consideration therefor upon the surrender of such share of Company Preferred Stock in accordance with Section 3.3.

(v)    All shares of Company Common Stock held by Parent or Buyer or by any wholly owned Subsidiary of Parent or Buyer or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (collectively, the “Cancelled Shares”).

(c)    Determination of Exchange Ratio.

(i)    As promptly as practicable, and in any event within ten (10) days after the Determination Date, each Calculating Party shall prepare and deliver to the Receiving Party a Proposed Book Value Schedule, together with such supporting documentation that the Receiving Party may reasonably request.

(ii)    Within two (2) Business Days after the delivery of each Proposed Book Value Schedule, the Receiving Party shall notify the Calculating Party whether it accepts or disputes the accuracy of the Proposed Book Value Schedule. In the event that the Receiving Party disputes the accuracy of the Proposed Book Value Schedule, the Receiving Party shall notify the Calculating Party in writing and in reasonable detail of those items and amounts as to which the Receiving Party disagrees and, provided the Receiving Party has received such supporting documentation reasonably necessary to do so, shall set forth the Receiving Party’s calculation of such disputed amounts (a “Dispute Notice”), and the Receiving Party shall be deemed to have agreed with all other items and amounts contained in the Proposed Book Value Schedule other than as set forth in any such Dispute Notice. In the event that the Receiving Party notifies the Calculating Party that it accepts the Proposed Book Value Schedule or does not deliver a Dispute Notice to the Calculating Party during such two (2) Business Day period, the Receiving Party shall be deemed to have accepted the Proposed Book Value Schedule, and the calculations of the Parent Adjusted Book Value Per Share or Company Adjusted Book Value Per Share set forth therein shall be final, conclusive and binding upon the parties.

(iii)    Prior to the delivery of the Proposed Book Value Schedules, Parent and the Company shall act in good faith to mutually agree upon a nationally recognized registered independent public accounting firm or a nationally recognized independent valuation expert (in either case, the “Independent Accounting or Valuation Firm”) to resolve any disputes pursuant to this Section 3.1(c). If a Dispute Notice shall be timely delivered by the Receiving Party pursuant to Section 3.1(c)(ii) above, then the Calculating Party and the Receiving Party shall forthwith jointly request that the Independent Accounting or Valuation Firm make a binding determination only as to the items set forth in the Dispute Notice in accordance with the terms of this Agreement. The Independent Accounting or Valuation Firm will, under the terms of its engagement, be requested to render its written decision with respect to such disputed items and amounts within four (4) Business Days from the date of referral. The Independent Accounting or Valuation Firm shall consider only those items or amounts in the Proposed Book Value Schedule as to which the Receiving Party and the Calculating Party are in disagreement. The Independent

Accounting or Valuation Firm shall deliver to the Receiving Party and the Calculating Party a written report setting forth its adjustments, if any, to the Proposed Book Value Schedule based on the Independent Accounting or Valuation Firm’s determination with respect to the disputed items and amounts in accordance with this Agreement and such report shall include the calculations supporting such adjustments; provided, that for each item as to which the Calculating Party or the Receiving Party are in disagreement, the Independent Accounting or Valuation Firm shall assign a value for each such item no greater than the higher amount, and no less than the lower amount, calculated or proposed by the Calculating Party or the Receiving Party with respect to such item, as the case may be. Such report shall be final, conclusive and binding on the parties, and neither party nor any of their respective Affiliates or Representatives will seek recourse to any courts, other tribunals or otherwise, other than to enforce the determination of the Independent Accounting or Valuation Firm. The fees and expenses of the Independent Accounting or Valuation Firm for purposes of this Section 3.1(c)(iii) shall be shared equally by the parties, but such fees and expenses of the Independent Accounting or Valuation Firm shall not adjust either the Company Book Value Per Share or the Parent Book Value Per Share.

(iv)    As soon as practicable (but not more than two (2) Business Days) following the final determination of the Parent Adjusted Book Value Per Share, the Company Adjusted Book Value Per Share and the Exchange Ratio, Parent and the Company shall make a joint public statement to disclose the Exchange Ratio, the Per Common Share Parent Cash Consideration and the Per Common Share Additional Manager Consideration.

(d)    Adjustment to Merger Consideration and Exchange Ratio. The Merger Consideration, the Exchange Ratio, the amount of the Per Common Share Parent Cash Consideration and the amount of the Per Common Share Additional Manager Consideration shall be ratably adjusted, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock, Company Preferred Stock or Parent Common Stock, as applicable), subdivision, reorganization, reclassification, recapitalization, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Company Preferred Stock or Parent Common Stock outstanding after the date hereof and prior to the Effective Time and thereafter all references to the Merger Consideration and Exchange Ratio, as applicable, shall be deemed to be the Merger Consideration and Exchange Ratio, as so adjusted. Nothing in this Section 3.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement. Notwithstanding anything herein to the contrary, neither the Reverse Stock Split nor the Reclassification shall result in an adjustment pursuant to this Section 3.1(c).

Section 3.2    Treatment of Company Equity-Based Awards.

(a)    Company Restricted Stock. Effective immediately prior to the Effective Time, any restricted stock issued under the Company Equity Plan (“Company Restricted Stock”) that is outstanding immediately prior to the Effective Time shall automatically become fully vested and non-forfeitable, and all shares of Company Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Per Common Share Consideration (less any applicable income and employment Taxes).

(b)    Company Performance Units. Effective immediately prior to the Effective Time, any award of performance units granted under the Company Equity Plan (the “Company Performance Units”) that is outstanding immediately prior to the Effective Time shall automatically become earned and vested with respect to that number of shares of Company Common Stock subject to such Company Performance Unit determined in accordance with the terms of the Company Performance Unit, provided that any performance goals with respect to the Company Performance Units shall be deemed to have been met at the targeted amount for the relevant performance period (each such earned and vested Company Performance Unit, an “Earned Unit”). All shares of Company Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Per Common Share Consideration (less any applicable income and employment Taxes).

(c)    Company Dividend Equivalent Rights. Each Company Dividend Equivalent Right that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and no longer have any force or effect; provided, however, that any accrued amounts that have not yet been paid with respect to such Company Dividend Equivalent Right as of immediately prior to the Effective Time (the “Company DER Consideration”) shall be paid to the holder thereof at the Effective Time (or as soon as practicable thereafter but in no event later than the first payroll date following the Effective Time), less any applicable income and employment tax withholdings. The Company DER Consideration paid with respect to Company Dividend Equivalent Rights in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the canceled Company Dividend Equivalent Rights, as applicable, and on and after the Effective Time, any holder of Company Dividend Equivalent Rights shall have no further rights with respect thereto, other than the right to receive the Company DER Consideration as provided in this Section 3.2(c).

(d)    Prior to the Effective Time, the Company shall take such actions as are required to effectuate the treatment of the Company Restricted Stock, the Company Performance Units and the Company Dividend Equivalent Rights pursuant to the terms of Section 3.2(a), Section 3.2(b) and Section 3.2(c), and to take all actions reasonably required to effectuate any provision of Section 3.2(a), Section 3.2(b) and Section 3.2(c).

Section 3.3    Payment for Securities; Exchange.

(a)    Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent, Parent Manager and Buyer shall enter into an agreement with the Company’s transfer agent to act as agent for the holders of Company Common Stock and Company Preferred Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration, including the Per Common Share Additional Manager Consideration, and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.3(h) and any dividends or other distributions pursuant to Section 3.3(g), to which such holders shall become entitled pursuant to this Article III. On or prior to the Closing Date and prior to the Effective Time, (i) Parent or Buyer shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company

Common Stock and Company Preferred Stock, for issuance in accordance with this Article III through the Exchange Agent, (A) the cash and number of shares of Parent Class A Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1(b)(i)(A) and Section 3.2 (solely with respect to the Per Common Share Parent Consideration) and (B) the number of shares of applicable Parent Preferred Stock issuable to the holders of Company Preferred Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1(b)(iii), and (ii) Parent Manager (acting solely on its own behalf) shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for issuance in accordance with this Article III, an aggregate amount of cash sufficient to pay the Per Common Share Additional Manager Consideration. Parent agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h), and Parent Manager (acting solely on its own behalf) agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay the Per Common Share Additional Manager Consideration. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration, including the Per Common Share Additional Manager Consideration, contemplated to be issued in exchange for shares of Company Common Stock and Company Preferred Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Class A Common Stock and Parent Preferred Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)), including the Per Common Share Additional Manager Consideration, shall hereinafter be referred to as the “Exchange Fund.” The Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Common Stock and Company Preferred Stock for the Merger Consideration and cash in lieu of fractional shares and the Per Common Share Additional Manager Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b)    Exchange Procedures.

(i)    As soon as practicable after the Effective Time, but in no event more than two Business Days after the Closing Date, Parent shall instruct the Exchange Agent to mail or otherwise deliver to each record holder, as of immediately prior to the Effective Time, of (A) a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock or Company Preferred Stock, as applicable (the “Certificates”) or (B) shares of Company Common Stock or Company Preferred Stock, as applicable, represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted pursuant to Section 3.1 or Section 3.2 into the right to receive the applicable Merger Consideration at the Effective Time, (1) a letter of transmittal (“Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing (it being understood that the forms of Letter of Transmittal to be mailed to the holders of Company Common Stock and Company

Preferred Stock may vary in certain respects due to differences in the respective securities) and (2) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the applicable Merger Consideration set forth in Section 3.1 or Section 3.2.

(ii)    Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the applicable Merger Consideration, including the Per Common Share Additional Manager Consideration, pursuant to the provisions of this Article III (which shares of Parent Class A Common Stock and Parent Preferred Stock shall be in uncertificated book-entry form) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and any dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the applicable Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the applicable Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock or Company Preferred Stock, as applicable, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Company that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration payable in respect of such shares of Company Common Stock and Company Preferred Stock, cash in lieu of any fractional shares of Parent Class A Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(iii)    Notwithstanding anything herein to the contrary, at the Company’s request, Parent shall instruct the Exchange Agent to automatically convert Book-Entry Shares into the applicable Merger Consideration without any required action on the part of the holders of such Book-Entry Shares.

(c)    Termination of Rights. All Merger Consideration, any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Class A Common Stock or Parent Preferred Stock pursuant to Section 3.3(g), in each case paid upon the surrender of and in exchange for shares of Company Common Stock and Company Preferred Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock or Company Preferred Stock, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock and Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged for the applicable Merger Consideration payable in respect of the shares of Company Common Stock or Company Preferred Stock, as applicable, previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Cancelled Shares), any cash in lieu of fractional shares of Parent Class A Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Stockholders on the 365th day after the Closing Date shall be delivered to the Surviving Company, upon demand, and any former Company Stockholders who have not theretofore received the applicable Merger Consideration to which they are entitled under this Article III, any cash in lieu of fractional shares of Parent Class A Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Class A Common Stock and Parent Preferred Stock, as applicable, to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.

(e)    No Liability. None of the Surviving Company, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which the applicable Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Cancelled Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company, the posting by such Person of a bond in such reasonable amount, pursuant to the policies and procedures of the transfer agent for Parent, as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the shares of Company Common Stock or Company Preferred Stock, as applicable, formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Class A Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Class A Common Stock and Parent Preferred Stock to which the holders thereof are entitled pursuant to Section 3.3(g).

(g)    Distributions with Respect to Parent Class A Common Stock and Parent Series E Cumulative Redeemable Preferred Stock. No dividends or other distributions declared or made with respect to shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable. For purposes of dividends or other distributions in respect of shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, all whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, were issued and outstanding as of the Effective Time.

(h)    No Fractional Shares of Parent Class A Common Stock. No certificates or scrip or shares representing fractional shares of Parent Class A Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Class A Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Class A Common Stock multiplied by (ii) (A) the average of the volume weighted average prices of one share of Company Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. multiplied by (B) the Exchange Ratio. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(i)    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration to be paid by Parent, Parent Manager or the Exchange Agent hereunder and any other amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of state, local or foreign Tax Law. If Parent, the Surviving Company, Parent Manager or the Exchange Agent believes that such deduction or withholding is required, the applicable withholding Person shall provide the Company with written notice at least five (5) Business Days prior to withholding any amount pursuant to this Section 3.3(i) (except that no such notice shall be required for any withholding with respect to payments of the Per Common Share Additional Manager Consideration to foreign persons) such that the Company and/or the holders of Company Common Stock, Company Restricted Stock, Earned Units and/or Company Dividend Equivalent Rights shall have the opportunity to eliminate or reduce such deduction or withholding obligation by filing appropriate documentation or taking other appropriate action, and subject to their respective obligations under applicable Law, Parent, the Surviving Company, Parent Manager and the Exchange Agent shall cooperate in good faith with the Company and/or such holders as necessary to eliminate or reduce such deduction or withholding. Any such amounts so deducted or withheld shall be paid over to the relevant Taxing Authority in accordance with applicable Law by the Exchange Agent, the Surviving Company, Parent Manager or Parent, as the case may be, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j)    Dissenters’ Rights. No dissenters’ or appraisal rights or rights of objecting stockholders shall be available with respect to the Merger or the other Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Buyer on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed or furnished at least one (1) Business Day prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), the Company represents and warrants to Parent and Buyer as follows:

Section 4.1    Organization, Standing and Power.

(a)    Each of the Company and its Subsidiaries is, as applicable, a corporation, partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents.

(b)    Schedule 4.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Subsidiary of the Company, including a list of each Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by the Company in such Subsidiary, (iii) the amount of its authorized capital stock and (iv) the amount of its outstanding capital stock.

(c)    Schedule 4.1(c) of the Company Disclosure Letter sets forth an accurate and complete list of Persons, other than the Subsidiaries of the Company, in which the Company or any Subsidiary of the Company has an equity interest.

Section 4.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 250,000,000 shares of Company Common Stock and (ii) 100,000,000 shares of preferred stock, par value $0.10 per share, of which 16,329,039 shares have been designated as Company Preferred Stock. At the close of business on June 30, 2021: (A) 96,847,910 shares of Company Common Stock were issued and outstanding, including 822,780 shares of Company Restricted Stock; and (B) 10,329,039 shares of the Company Preferred Stock were issued and outstanding. At the close of business on June 30, 2021: (1) 662,000 Company Dividend Equivalent Rights were outstanding (excluding Company Dividend Equivalent Rights outstanding and related to Company Restricted Stock and Company Performance Units, which are set forth on Schedule 4.2(a) of the Company Disclosure Letter); (2) 665,801 Company Performance Units were issued and outstanding (under which 665,801 shares of Company Common Stock were issuable if the performance goals with respect to the Company Performance Units were met at the targeted amount for the relevant performance period); and (3) 1,878,295 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Plan. Except as set forth in this Section 4.2, at the close of business on June 30, 2021, there are no other shares of outstanding Company Capital Stock issued, reserved for issuance or outstanding.

(b)    All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with applicable state and federal securities Laws, the MGCL and the Organizational Documents of the Company. The Company owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock, membership interests and partnership interests, as applicable, of the Company’s Subsidiaries, free and clear of all Liens, other than Permitted Liens. As of the close of business on June 30, 2021, except as set forth in this Section 4.2 and the Organizational Documents of the Company, and except for stock grants or other awards granted in accordance with Section 7.1(b)(ii), there are no outstanding: (i) shares of Company Capital Stock; (ii) Voting Debt; (iii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt; (iv) contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of the Company; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound, in any case, obligating the Company or any Subsidiary of the Company to (A) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, any Voting Debt or other voting securities of the Company or (B) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. Except as set forth in the Organizational Documents of the Company, there are no stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.

(c)    All dividends or other distributions on the shares of Company Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of the Company which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been declared and are not yet due and payable).

Section 4.3    Authority; No Violations; Approvals.

(a)    The Company has all requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, including the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to (i) the Company Stockholder Approval and (ii) the filing of the Articles of Merger with, and acceptance for record by, the Maryland Department. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent, Buyer and Parent Manager, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, (A) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company, (B) approved this Agreement and declared that the Transactions, including the Merger, are advisable, (C) directed that the Merger and the other Transactions be submitted to the holders of Company Common Stock for consideration at the Company Stockholders Meeting and (D) made the Company Board Recommendation. Except as permitted under Section 7.3, none of the foregoing actions by the Company Board have been rescinded, withdrawn or modified in any way. Assuming that the terms of the Parent Series E Cumulative Redeemable Preferred Stock to be issued to the holders of Company Preferred Stock are as set forth in the articles supplementary in the forms attached hereto as Annex B, (1) each holder of Company Preferred Stock shall not have the right to convert any of the shares of Company Preferred Stock, as applicable, into Company Common Stock as a result of the Merger, and (2) the Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock that is necessary to approve the Merger and the other Transactions (including the conversion of the Company Preferred Stock in accordance with Section 3.1(b)).

(b)    Except as set forth on Schedule 4.3(b) of the Company Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) assuming that the Company Stockholder Approval is obtained, contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) relating to the meeting of the holders of Company Common Stock to consider the approval of the Merger and the other Transactions (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with, and the acceptance for record by, the Maryland Department pursuant to the MGCL and the LLC Act; (c) filings as may be required under the rules and regulations of the NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5    SEC Documents; Financial Statements; Internal Controls and Procedures.

(a)    Since December 31, 2018, the Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The consolidated audited and unaudited interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review and the Company does not have outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. None of the Company SEC Documents as of the date hereof is the subject of any confidential treatment request by the Company.

(c)    Other than any off-balance sheet financings as and to the extent specifically disclosed in the Company SEC Documents filed or furnished prior to the date hereof, neither the Company nor any Subsidiary of the Company is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(d)    The Company has established and maintains a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the

Exchange Act) as required by the Exchange Act. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. From December 31, 2018, to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.

Section 4.6    Absence of Certain Changes or Events.

(a)    From December 31, 2020, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)    From December 31, 2020, through the date of this Agreement, except for events giving rise to and the discussion and negotiation of this Agreement, the Company and each of its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice.

Section 4.7    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; (d) liabilities incurred under Section 7.1(b)(ix); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of July 23, 2021, the Company has accrued Transaction Expenses in connection with the Company’s exploration and evaluation of potential strategic alternatives in the amount set forth in Schedule 4.7 of the Company Disclosure Letter.

Section 4.8    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Class A Common Stock and the Parent Series E Cumulative Redeemable Preferred Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC, at the time of any amendment or supplement thereof or at the time it is declared effective under the

Securities Act, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Stockholders and at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information (i) supplied by Parent or Buyer specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of the Company and not obtained from or incorporated by reference to the Company’s filings with the SEC.

Section 4.9    Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is in violation or breach of, or default under, any Company Permit, nor has the Company or any Subsidiary of the Company received any claim or notice indicating that the Company or any Subsidiary of the Company is currently not in compliance with the terms of any Company Permits, except where the failure to be in compliance with the terms of any Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 4.9 of the Company Disclosure Letter, the businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since December 31, 2018, have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.9, the provisions of this Section 4.9 shall not apply to matters addressed in Section 4.10, Section 4.11 and Section 4.12.

Section 4.10    Compensation; Benefits.

(a)    Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability (the “Company Plans”). True, correct and complete copies of the following with respect to each of the Company Plans, to the extent applicable, have been furnished or made available to Parent or its Representatives: (i) the most recent copies of all documents constituting or embodying such Company Plan, (ii) the most recent Internal Revenue Service determination or opinion letter, (iii) the most recent summary plan description, all summaries of material modifications, and the three most recent annual reports and summary annual reports (and any other material summaries or employee communications), (iv) all current trust agreements and insurance contracts relating to the funding or payment of benefits under such Company Plan, (v) for the three most recently completed plan years (A) Form 5500 and attached schedules and (B) financial statements, and (vi) all material correspondence with any governmental authority since December 10, 2018.

(b)    Each Company Plan and any related trust has been administered, funded (if applicable) and maintained in compliance with its terms and all applicable Laws, in all material respects.

(c)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the IRS regarding its tax-qualified status and tax-exemption, respectively, and to the Company’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Company Plan or related trust.

(d)    Except as required by applicable Law, no material Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits except for any payment or reimbursement of COBRA premiums as part of a severance benefit or other coverage required by COBRA or applicable Law.

(e)    As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that would not reasonably be expected to result in material liability to the Company.

(f)    All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.

(g)    There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(h)    None of the Company or any of its Subsidiaries contributes to or has an obligation to contribute to, and no Company Plan is, (i) a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(i)    Except as set forth in Schedule 4.10(i) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event), (i) result in any payment from the Company or any of its Subsidiaries becoming due, or increase in the amount of any compensation due, to any of their respective officers, employees or consultants, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Company Plan) or vesting of any compensation or benefits payable to or in respect of any current or former employee, director or consultant or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan. Schedule 4.10(i) of the Company Disclosure Letter separately identifies, by individual, the Company’s estimate, as of the date hereof, of the value of the benefits required to be scheduled on Schedule 4.10(i) of the Company Disclosure Letter and the value of any severance payments that may become due and payable following the execution and delivery of this Agreement.

(j)    Except as set forth in Schedule 4.10(j) of the Company Disclosure Letter, none of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Transactions could, either alone or in combination with another event, result in the payment by the Company or any of its Subsidiaries of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other individual service provider of the Company or any of its Subsidiaries for any Tax incurred by such individual under Sections 409A or 4999 of the Code.

Section 4.11    Labor Matters.

(a)    Neither the Company nor any Subsidiary of the Company is, nor has been in the last two (2) years, a party to, or bound by, any collective bargaining agreement or other contract with a labor union or labor organization. Neither the Company nor any Subsidiary of the Company is, nor has been in the last two (2) years, subject to a labor dispute, strike or work stoppage. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Subsidiary of the Company.

(b)    Except as would not reasonably be expected to result in material liability for the Company, the Company and each Subsidiary of the Company are, and have been since January 1, 2019, in compliance with all applicable Laws respecting employment and employment practices, including, but not limited to, terms and conditions of employment, wages and hours, equal opportunity, plant closing and mass layoff, civil rights, labor relations, occupational health and safety, privacy, worker classification and payroll taxes, as applicable.

(c)    The Company has made available to Parent a correct and complete list of all employees of the Company or any Subsidiary of the Company as of the date of this Agreement, specifying their name, position, status (as to leave or disability status, full-time or part-time, and exempt or non-exempt), dates of commencement of service, current compensation paid or payable (including annual or hourly rate of pay), work location, status as an active or inactive employee, date of anticipated completion of leave for each inactive employee, reason for leave for each inactive employee and any other compensation payable to such employees, as of the date of this Agreement (or as of a day within the five-day period prior to the date of this Agreement).

(d)    There are not now, nor within the past two (2) years have there been, any Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company before the U.S. Equal Employment Opportunity Commission or any other Governmental Entity or by or on behalf of any of their respective employees.

(e)    The Company and each Subsidiary of the Company have properly classified their individual service providers as independent contractors and employees and their employees as exempt or non-exempt, including for purposes of Company Plan participation and neither the Company nor any Subsidiary of the Company have any material liability with respect to such classifications.

(f)    Within the past two (2) years, no allegation, complaint, charge or claim (formal or informal) of sexual harassment, sexual assault, sexual misconduct, gender discrimination or similar behavior (a “Sexual Misconduct Allegation”) has been made against any Person who is or was an officer, director, manager or supervisory-level employee of the Company or any Subsidiary of the Company in such Person’s capacity as such. Within the past two (2) years, neither the Company nor any Subsidiary of the Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing, relating directly or indirectly to any Sexual Misconduct Allegation against any the Company or any Company Subsidiary or any Person who is or was an officer, director, manager or supervisory-level employee of the Company or any Subsidiary of the Company.

(g)    To the extent the Company has Knowledge that any employees of the Company or any Subsidiary of the Company that have tested positive for COVID-19, the Company and each Subsidiary of the Company have taken all responsive action required by applicable Law with respect to such employees and the facility in which the employee worked. The Company and each Subsidiary of the Company has also used commercially reasonable efforts to document any such diagnoses to the extent required by the Occupational Safety and Health Administration.

Section 4.12    Taxes.

(a)    The Company and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them.

(b)    The Company: (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 1985, and through and including its taxable year ended December 31, 2020, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; and (ii) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of the Company, no such challenge is pending or has been threatened in writing.

(c)    Each of the Company’s Subsidiaries has been since the later of its acquisition or formation and, as of December 31, 2020, continued to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.

(d)    Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.

(e)    (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of the Company, threatened with regard to any material Taxes or Tax Returns of the Company or any of its Subsidiaries; (ii) no material deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return; (v) to the knowledge of Company, neither the Company nor any of its Subsidiaries is subject to a claim by a Governmental Entity in a jurisdiction where such entity does not file Tax Returns that such Company is or may be subject to material taxation by that jurisdiction; (vi) neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled; and (vii) neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f)    From the Company’s formation through December 31, 2020, (i) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code which have not been previously paid and (ii) neither the Company nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of the Company, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any of its Subsidiaries.

(g)    The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)    There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.

(j)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.

(k)    Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.

(l)    Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    As of December 31, 2020, neither the Company nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(o)    No written power of attorney that has been granted by the Company or any of its Subsidiaries (other than to the Company or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.

(p)    The aggregate U.S. federal income tax basis (as determined immediately prior to the consummation of the transactions contemplated pursuant to this Agreement) of the assets that will be transferred to Buyer in the Merger exceeds the amount of the Company’s liabilities that Buyer is assuming from the Company and taking the assets subject to, as determined for U.S. federal income tax purposes.

(q)    Sections 4.5 and 4.10 and this Section 4.12 constitute the exclusive representations and warranties of the Company with respect to Tax matters.

Section 4.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

Section 4.14    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or its Subsidiaries own or are licensed or otherwise possess valid rights to use all Company Intellectual Property used in the conduct the business of the Company and its Subsidiaries as it is currently conducted, (b) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Company Intellectual Property rights owned by the Company or any Subsidiary of the Company and (d) to the knowledge of the Company, no Person is currently infringing or misappropriating Company Intellectual Property. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15    Real Property. Neither the Company nor any Subsidiary of the Company owns any real property, other than as and to the extent disclosed in Schedule 4.15 of the Company Disclosure Letter or the Company SEC Documents filed with the SEC prior to the date hereof. Neither the Company nor any Subsidiary of the Company has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in Schedule 4.15 of the Company Disclosure Letter or the Company SEC Documents filed with the SEC prior to the date hereof.

Section 4.16    Material Contracts.

(a)    Schedule 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:

(i)    other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of mortgage backed securities and credit risk transfer securities entered into by the Company or its Subsidiaries in the ordinary course of business and that are materially consistent with the contracts or forms of contract made available to Parent prior to the date hereof, and (B) repurchase contracts entered pursuant to the Company’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of the Company’s business, each contract (other than this Agreement) that involves a pending or contemplated merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;

(ii)    each contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Subsidiary of the Company or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);

(iii)    each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than agreements solely among the Company and its wholly owned Subsidiaries;

(iv)    other than contracts providing for reverse repurchase transactions in the ordinary course of business involving Company Portfolio Securities in an amount of $250,000 or less, each contract under which the Company or a Subsidiary of the Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or a Subsidiary of the Company);

(v)    each contract that involves or constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes;

(vi)    each employment contract to which the Company or a Subsidiary of the Company is a party other than at-will arrangements that can be terminated at any time without material liability to the Company or any of its Subsidiaries;

(vii)    each contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of the Company or any of its Subsidiaries (including Parent upon consummation of the Transactions) to compete in any line of business or with any Person or geographic area;

(viii)    each partnership, joint venture, limited liability company or strategic alliance agreement to which the Company or a Subsidiary of the Company is a party (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries);

(ix)    each contract between or among the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(x)    each contract that obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers, or employees of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries is the indemnitor;

(xi)    each vendor, supplier or third party consulting or similar contract not otherwise described in this Section 4.16(a) that (A) cannot be voluntarily terminated pursuant to its terms within sixty (60) days after the Effective Time and (B) under which it is reasonably expected the Company or any of its Subsidiaries will be required to pay fees, expenses or other costs in excess of $250,000 following the Effective Time; and

(xii)    each Contract not otherwise described in any other subsection of this Section 4.16(a) pursuant to which the Company or any Subsidiary of the Company is obligated to pay, or entitled to receive, payments in excess of $250,000 in the twelve (12) month period following the date hereof.

(b)    Collectively, the contracts described in Section 4.16(a) and each Contract required to be filed (or incorporated by reference) as an exhibit to any Company SEC Document filed on or after January 1, 2021, pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act that has been so filed (or incorporated by reference) are herein referred to as the “Company Contracts.” The Company has made available to Parent true and complete copies of all Company Contracts as of the date hereof, including amendments and supplements thereto that modify each such Contract in any material respect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. Complete and accurate copies of each Company Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to Parent. Neither the Company nor any of its Subsidiaries has received written notice of any material violation of or material default under any Company Contract.

Section 4.17    Insurance. To the knowledge of the Company, all current, material insurance policies of the Company and its Subsidiaries (collectively, the “Material Company Insurance Policies”) are in full force and effect. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid. No written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. Neither the Company nor any of its Subsidiaries has received a notice of cancellation or termination with respect to any Material Company Insurance Policies (other than in connection with normal renewals of any such Material Company Insurance Policies).

Section 4.18    Opinion of Financial Advisor. The Company Board has received an opinion from Credit Suisse Securities (USA) LLC addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Per Common Share Parent Consideration, collectively with the Per Common Share Additional Manager Consideration, to be received by the holders of Company Common Stock (other than the holders of Cancelled Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Common Stock, a copy of which opinion has been (or within two Business Days after the date hereof will be) delivered to Parent for information purposes only.

Section 4.19    Brokers. Except for the fees and expenses payable to Credit Suisse Securities (USA) LLC, which shall be paid by the Company, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.20    State Takeover Statute. Neither the Company nor any of its affiliates or associates (each as defined in the Maryland Business Combination Act) is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has been the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of Parent. The Company Board has taken all action necessary to render inapplicable to the Merger and the other Transactions: (a) the provisions of Subtitle 6 of Title 3 of the MGCL; (b) the provisions of Subtitle 7 of Title 3 of the MGCL; and (c) to the extent applicable to the Company, any other Takeover Law.

Section 4.21    Investment Company Act. Neither the Company nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

Section 4.22    Data and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries have at all times since December 31, 2018, complied with all privacy, security or data protection Laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (b) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is or has been under investigation by any Governmental Entity concerning any privacy, security or data protection laws.

Section 4.23    Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Schedule 4.23 of the Company Disclosure Letter sets forth each agreement between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of Company, on the other hand.

Section 4.24    No Additional Representations.

(a)    Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Buyer or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective properties, assets or businesses or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent, Buyer or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Buyer or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries (including Buyer) whatsoever, express or implied, beyond those expressly given by Parent and Buyer in Article V, the Parent Disclosure Letter or in any other document or certificate delivered by Parent, Buyer or their respective Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Buyer to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents filed or furnished at least one (1) Business Day prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), Parent and Buyer jointly and severally represent and warrant to the Company as follows:

Section 5.1    Organization, Standing and Power.

(a)    Each of Parent and its Subsidiaries (including Buyer) is, as applicable, a corporation, partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries (including Buyer) is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, or the operation, ownership or leasing of its properties, makes such qualification, licensing or good standing necessary, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Buyer each has heretofore made available to the Company complete and correct copies of its Organizational Documents.

(b)    Schedule 5.1(b) of the Parent Disclosure Letter sets forth an accurate and complete list of each Subsidiary of Parent, including a list of each Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary and (ii) the type and percentage of interest held, directly or indirectly, by Parent in such Subsidiary.

(c)    Schedule 5.1(c) of the Parent Disclosure Letter sets forth an accurate and complete list of Persons, other than the Subsidiaries of Parent, in which the Parent or any Subsidiary of the Parent has an equity interest.

Section 5.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 950,000,000 shares of Parent Common Stock and (ii) 50,000,000 shares of Parent Preferred Stock, of which 60,000 are designated as Series A Convertible Preferred Stock, 20,000 are designated as Series C Convertible Preferred Stock and 20,000 are designated as Series D Convertible Preferred Stock. At the close of business on June 30, 2021: (A) 44,284,833 shares of Parent Common Stock were issued and outstanding; (B) 44,916 shares of Pre-Merger Parent Preferred Stock were issued and outstanding; (C) 3,966,326 shares of Parent Common Stock were reserved for issuance pursuant to the equity compensation plan of Parent (the “Parent Equity Plan”); and (D) 13,438,868 shares of Parent Common Stock were reserved for issuance in connection with the conversion of other debt/equity. Except as set forth in this Section 5.2, at the close of business on June 30, 2021, there are no other shares of outstanding Parent Capital Stock issued, reserved for issuance or outstanding.

(b)    All outstanding shares of Parent Capital Stock have been, and all shares of Parent Capital Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, are or will be, as applicable, (i) duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights and (ii) issued and granted in compliance in all material respects with applicable state and federal securities Laws, the MGCL and the Organizational Documents of Parent. The Parent Class A Common Stock and Parent Preferred Stock to be issued pursuant to this Agreement, when issued, will be (A) validly issued, fully paid and nonassessable and not subject to preemptive rights, (B) free and clear of any Liens and (C) issued in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in any applicable contracts. Parent owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock, membership interests and partnership interests, as applicable, of the Subsidiaries of Parent, including Buyer, free and clear of all Liens, other than Permitted Liens. As of the close of business on June 30, 2021, except as set forth in this Section 5.2, except for stock grants or other awards granted in accordance with Section 7.2(b)(ii), and except for changes since June 30, 2021, resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), there are no outstanding: (i) shares of Parent Capital Stock; (ii) Voting Debt; (iii) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock or Voting Debt; (iv) contractual obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of Parent; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound, in any case, obligating Parent or any Subsidiary of Parent to (1) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock, any Voting Debt or other voting securities of Parent or (2) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Capital Stock. Parent has entered into lock-up agreements, substantially in the form provided to the Company prior to the date hereof, with each holder of Parent Preferred Stock.

(c)    As of the date of this Agreement, all of the outstanding membership interests of Buyer are validly issued and are wholly owned by Parent.

(d)    All dividends or other distributions on the shares of Parent Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of Parent which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been declared and are not yet due and payable).

Section 5.3    Authority; No Violations; Approvals.

(a)    Each of Parent and Buyer has all requisite organizational power to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger, the Reverse Stock Split, the Reclassification and the other Transactions. The execution, delivery and performance of this Agreement by Parent and Buyer and the consummation by Parent and Buyer of the Transactions, including the consummation of the Merger, the Reverse Stock Split and the Reclassification, have been duly and validly authorized by all necessary corporate action on the part of Parent and Buyer, subject, with respect to consummation of the Merger, the filing of the Articles of Merger with, and acceptance for record by, the Maryland Department and, with respect to the Reverse Stock Split and the Reclassification, the filing of the articles supplementary and articles of amendment with, and acceptance for record by, the Maryland Department. This Agreement has been duly executed and delivered by each of Parent and Buyer and, assuming the due and valid execution of this Agreement by the Company and Parent Manager, constitutes a valid and legally binding obligation of each of Parent and Buyer enforceable against each of Parent and Buyer in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, at a meeting duly called and held unanimously, (i) determined that this Agreement and the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification, are in the best interests of Parent, and (ii) approved this Agreement and the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification. Assuming the accuracy of the Company’s representations and warranties set forth in Section 4.2 and compliance by the Company with its covenants in Article VII, there is no vote of the holders of any class or series of Parent Capital Stock necessary to approve the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification.

(b)    The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or Buyer, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any Parent Contract to which Parent or any of its Subsidiaries is a party or by which Parent or Buyer or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4    Consents. No Consent from any Governmental Entity, is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Buyer or the consummation by Parent and Buyer of the Transactions, except for: (a) the filing with the SEC of (i) the Proxy Statement and the Registration Statement and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with, and the acceptance for record by, the Maryland Department pursuant to the MGCL and the LLC Act; (c) filings as may be required under the rules and regulations of the NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5    SEC Documents; Financial Statements; Internal Controls and Procedures.

(a)    Since December 31, 2018, Parent has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The consolidated audited and unaudited interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review and Parent does not have outstanding and unresolved comments from the SEC with respect to any of the Parent SEC Documents. None of the Parent SEC Documents as of the date hereof is the subject of any confidential treatment request by Parent.

(c)    Other than any off-balance sheet financings as and to the extent specifically disclosed in the Parent SEC Documents filed or furnished prior to the date hereof, neither Parent nor any Subsidiary of Parent is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

(d)    Parent has established and maintains a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. From December 31, 2018, to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and, in each case, neither Parent nor any of its Affiliates or Representatives has failed to disclose such information to Parent’s auditors or the Parent Board.

Section 5.6    Absence of Certain Changes or Events.

(a)    From December 31, 2020, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b)    From December 31, 2020, through the date of this Agreement, except for events giving rise to and the discussion and negotiation of this Agreement, Parent and each of its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice.

Section 5.7    No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Parent dated as of December 31, 2020 (including the notes thereto), contained in the Parent SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Buyer or Parent Manager for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement is filed with the SEC, at the time of any amendment or supplement thereof or at the time it is declared effective under the Securities Act, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Stockholders and at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the

Securities Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information (i) supplied by the Company specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of Parent and not obtained from or incorporated by reference to the Parent’s filings with the SEC.

Section 5.9    Parent Permits; Compliance with Applicable Laws. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Subsidiary of Parent is in violation or breach of, or default under, any Parent Permit, nor has Parent or any Subsidiary of Parent received any claim or notice indicating that Parent or any Subsidiary of Parent is currently not in compliance with the terms of any Parent Permits, except where the failure to be in compliance with the terms of any Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since December 31, 2018, have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Notwithstanding anything to the contrary in this Section 5.9, the provisions of this Section 5.9 shall not apply to matters addressed in Section 5.10, Section 5.11 and Section 5.12.

Section 5.10    Compensation; Benefits.

(a)    Other than as set forth on Schedule 5.10a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries maintain, sponsor, contribute to or have any liability (whether actual or contingent) with respect to, and have never maintained, sponsored, contributed to or had any liability (whether actual or contingent) with respect to, any material Employee Benefit Plan. Neither Parent nor any of its Subsidiaries has any contract, plan or commitment, whether or not legally binding, to create any Employee Benefit Plan.

(b)    Neither Parent nor any of its Subsidiaries contributes to or has an obligation to contribute to (i) a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

Section 5.11    Labor Matters. Neither Parent nor any of its Subsidiaries has, or has ever had, any employees.

Section 5.12    Taxes.

(a)    Parent and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.

(b)    Parent: (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 2013, and through and including its taxable year ended December 31, 2020, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2021, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2021, and thereafter; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of Parent, no such challenge is pending or threatened.

(c)    Each of Parent’s Subsidiaries has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.

(d)    Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.

(e)    (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of Parent, threatened with regard to any material Taxes or Tax Returns of Parent or any of its Subsidiaries; (ii) no material deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return; (v) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is subject to a claim by a Governmental Entity in a jurisdiction where such entity does not file Tax Returns that such Person is or may be subject to material taxation by that jurisdiction; (vi) neither Parent nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled; and (vii) neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f)    Since Parent’s formation, (i) neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code which have not been previously paid and (ii) neither Parent nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of Parent, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any of its Subsidiaries.

(g)    Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)    There are no material Tax Liens upon any property or assets of Parent or any of its Subsidiaries except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.

(j)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.

(k)    Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.

(l)    Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(n)    No written power of attorney that has been granted by Parent or any of its Subsidiaries (other than to Parent or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.

(o)    Buyer has at all times been treated as disregarded and separate from Parent for U.S. federal income tax purposes.

(p)    Sections 5.5 and 5.10 and this Section 5.12 constitute the exclusive representations and warranties of Parent with respect to Tax matters.

Section 5.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

Section 5.14    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent or the Subsidiaries of Parent own or are licensed or otherwise possess valid rights to use all Parent Intellectual Property used in the conduct the business of Parent and its Subsidiaries as it is currently conducted, (b) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Parent Intellectual Property rights owned by Parent or any Subsidiary of Parent, and (d) to the knowledge of Parent, no Person is currently infringing or misappropriating Parent Intellectual Property. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.15    Real Property. Neither Parent nor any Subsidiary of Parent owns any real property, other than as and to the extent disclosed in Schedule 5.15 of the Parent Disclosure Letter or the Parent SEC Documents filed with the SEC prior to the date hereof. Neither Parent nor any Subsidiary of Parent has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof.

Section 5.16    Material Contracts.

(a)    Schedule 5.16 of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:

(i)    other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of mortgage backed securities and credit risk transfer securities entered into by Parent or its Subsidiaries in the ordinary course of business and that are materially consistent with the contracts or forms of contract made available to the Company prior to the date hereof, and (B) repurchase contracts entered pursuant to Parent’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance Parent’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of Parent’s business, each contract (other than this Agreement) that involves a pending or contemplated merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;

(ii)    each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than agreements solely between or among Parent and its wholly owned Subsidiaries;

(iii)    other than mortgage loans made by Parent or a Subsidiary of Parent in the ordinary course of business consistent with past practice, each contract under which Parent or a Subsidiary of Parent has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than Parent or a Subsidiary of Parent);

(iv)    each master agreement under which Parent or a Subsidiary of Parent enters into any interest rate cap, interest rate collar, interest rate swap or other forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes;

(v)    each contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area;

(vi)    each partnership, joint venture, limited liability company or strategic alliance agreement to which Parent or a Subsidiary of Parent is a party (other than any such agreement solely between or among Parent and its wholly owned Subsidiaries); and

(vii)    each contract between or among Parent or any Subsidiary of Parent, on the one hand, and Parent Manager or any officer, director or Affiliate (other than a wholly owned Subsidiary of Parent) of Parent or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) or of Parent Manager, on the other hand.

(b)    Collectively, the contracts described in Section 5.16(a) and each Contract required to be filed (or incorporated by reference) as an exhibit to any Parent SEC Document filed on or after January 1, 2021, pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act that has been so filed (or incorporated by reference) are herein referred to as the “Parent Contracts.” Parent has made available to the Company true and complete copies of all Parent Contracts as of the date hereof, including amendments and supplements thereto that modify each such Contract in any material respect. Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material

Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Complete and accurate copies of each Parent Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to the Company. Neither Parent nor any of its Subsidiaries has received written notice of any material violation of or material default under any Parent Contract.

Section 5.17    Insurance. To the knowledge of Parent, all current, material insurance policies of Parent and each of its Subsidiaries (collectively, the “Material Parent Insurance Policies”) are in full force and effect. All premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. No written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy. Neither Parent nor any of its Subsidiaries has received a notice of cancellation or termination with respect to any Material Parent Insurance Policies (other than in connection with normal renewals of any such Material Parent Insurance Policies).

Section 5.18    Brokers. Except for the fees and expenses payable to Houlihan Lokey Capital, Inc. and Barclays Capital Inc., which shall be paid by Parent, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.19    State Takeover Statute. Neither Parent nor any of its affiliates or associates (each as defined in the Maryland Business Combination Act) is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has been the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the Company. The Parent Board has taken all action necessary to render inapplicable to the Merger and the other Transactions: (a) the provisions of Subtitle 6 of Title 3 of the MGCL; (b) the provisions of Subtitle 7 of Title 3 of the MGCL; and (c) to the extent applicable to Parent, any other Takeover Law. No other Takeover Laws are applicable to this Agreement, the Merger or the other Transactions.

Section 5.20    Investment Company Act. Neither Parent nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

Section 5.21    Ownership of Company Capital Stock. Neither Parent nor any Subsidiary of Parent nor any of their respective affiliates or associates (as defined in Rule 12b-2 of the Exchange Act) (other than Franklin Resources, Inc. and its Affiliates) beneficially owns, directly or indirectly, or has the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, any shares of Company Common Stock, Company Preferred Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, Company Preferred Stock or any securities of any Subsidiary of the Company and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock or Company Preferred Stock except pursuant to this Agreement. Neither Parent nor any its Subsidiaries is an affiliate or associate (as defined in Rule 12b-2 of the Exchange Act) of the Company. Neither Parent nor any of the Subsidiaries of Parent has at any time been an assignee or has otherwise succeeded to the beneficial ownership of any shares of Company Common Stock or Company Preferred Stock during the last two (2) years.

Section 5.22    Buyer. Buyer was formed on July 20, 2021. Since its inception, Buyer has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Buyer has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

Section 5.23    Data and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and its Subsidiaries have at all times since December 31, 2018, complied with all privacy, security or data protection Laws applicable to that entity or to the Parent Protected Information that entity collects, holds, uses or discloses; and (b) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is or has been under investigation by any Governmental Entity concerning any privacy, security or data protection laws.

Section 5.24    Related Party Transactions. Except for this Agreement or as set forth in the Parent SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of Parent) of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Schedule 5.24 of the Parent Disclosure Letter sets forth each agreement between Parent or any of its Subsidiary, on the one hand, and any Affiliates (other than Subsidiaries of Parent) of Parent, on the other hand.

Section 5.25    No Additional Representations.

(a)    Except for the representations and warranties made in this Article V, neither Parent, Buyer nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries (including Buyer) or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b)    Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Buyer acknowledges and agrees that none of the Company or any other Person has made or is making, and each of Parent and Buyer expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, the Company Disclosure Letter or in any other document or certificate delivered by the Company or its Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, each of Parent and Buyer acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT MANAGER

Parent Manager represents and warrants to the Company as follows:

Section 6.1    Organization, Standing and Power. Parent Manager is a Delaware limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of Delaware, with all requisite entity to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date. Parent Manager is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, or the operation, ownership or leasing of its properties, makes such qualification, licensing or good standing necessary, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.

Section 6.2    Authority; No Violations; Approvals.

(a)    Parent Manager has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent Manager have been duly and validly authorized by all necessary organizational action on the part of Parent Manager. This Agreement has been duly executed and delivered by Parent Manager and, assuming the due and valid execution of this Agreement by the Company, Parent and Buyer, constitutes a valid and legally binding obligation of Parent Manager enforceable against Parent Manager in accordance with its terms, subject, as to enforceability, to Creditors’ Rights.

(b)    The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent Manager, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent Manager, any provision of any contract to which Parent Manager is a party or by which Parent Manager or any of its properties or assets are bound or (iii) contravene, conflict with or result in a violation of any Law applicable to Parent Manager or any of its properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Liens that would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.

Section 6.3    Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent Manager in connection with the execution and delivery of this Agreement by Parent Manager, except for any such Consent that the failure to obtain or make would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.

Section 6.4    Parent Manager Permits; Compliance with Applicable Laws. Except as would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date, (a) Parent Manager holds all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of its business (the “Parent Manager Permits”), and (b) Parent Manager is in compliance with the terms of the Parent Manager Permits. Parent Manager is not in violation or breach of, or default under, any Parent Manager Permit, nor has Parent Manager received any claim or notice indicating that Parent Manager is currently not in compliance with the terms of any Parent Manager Permits, except where the failure to be in compliance with the terms of any Parent Manager Permits would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date. The business of Parent Manager is not currently being conducted, and at no time since December 31, 2018, has been conducted, in violation of any applicable Law, except where any such violation would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date. As of the date of this Agreement, to the knowledge of Parent Manager, no investigation or review by any Governmental Entity with respect to Parent Manager is pending or threatened, other than those the outcome of which would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.

Section 6.5    Litigation. Except for such matters as would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date, there is no (a) Proceeding pending, or, to the knowledge of Parent Manager, threatened against Parent Manager or any of its properties, rights or assets or (b) judgment, decree, injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against Parent Manager.

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.1    Conduct of Company Business Pending the Merger.

(a)    The Company agrees that, except (i) as set forth on Schedule 7.1(a) of the Company Disclosure Letter, (ii) as permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clause (A)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, (A) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses in all material respects in the ordinary course consistent with past practice and (2) preserve intact in all material respects its present business organization and preserve its existing relationships with its key business relationships, vendors and counterparties, (B) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in compliance in all material respects with applicable Laws and (C) the Company shall maintain its status as a REIT (until immediately prior to the Merger and without regard to the effects of the transactions contemplated by this Agreement); provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.1(b).

(b)    Except (w) as set forth on Schedule 7.1(b) of the Company Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (iii), (v), (vi), (vii), (viii), (x), (xi) and (xii)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)    (A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except for: (1) regular quarterly dividends payable in respect of the Company Common Stock at a rate not to exceed the Core Earnings of the Company for such quarter ; (2) regular quarterly dividends payable in respect of the Company Preferred Stock consistent with past practice and the terms of such Company Preferred Stock; (3) dividends or other distributions to the Company by any directly or indirectly wholly owned Subsidiary of the Company; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for the Company to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of the Company or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 7.18; (B) split, combine, subdivide or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except as required by the Organizational Documents of the Company or any Subsidiary of the Company or any Company Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Stock or other awards granted under the Company Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of Company Restricted Stock, Company Performance Units, Company Dividend Equivalent Rights or other awards granted under the Company Equity Plan to employees, directors and other service providers in amounts and at times consistent with past practice, not to exceed the aggregate number of shares (including shares of Company Restricted Stock and Company Dividend Equivalent Rights) set forth on Schedule 7.1(b)ii) of the Company Disclosure Letter; and (C) shares of Company Capital Stock or capital stock or other ownership interests of any Subsidiary of the Company issued as a dividend made in accordance with Section 7.1(b)(i);

(iii)    (A) amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries or (B) waive any stock ownership limit or create any exceptions to any stock ownership limit under the Company’s Organizational Documents;

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than another wholly owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) transactions between the Company and a wholly owned Subsidiary of the Company or between or among wholly owned Subsidiaries of the Company, or (2) acquisitions in the ordinary course of business consistent with past practice of agency residential mortgage-backed securities, U.S. treasuries or other assets or securities permitted under the Company’s investment guidelines, including derivative securities and other instruments used for the purpose of hedging interest rate risk (collectively, “Company Portfolio Securities”);

(v)    sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) that, if other than in the ordinary course of business consistent with past practice, involve consideration that constitutes fair market value therefor and does not exceed $1,000,000 individually or $3,000,000 in the aggregate or (B) made in the ordinary course of business consistent with past practice;

(vi)    adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(vii)    change in any material respect its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    except (A) in the ordinary course of business consistent with past practice, (B) if required by Law or (C) if and to the extent necessary (1) to preserve the Company’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(ix)    (A) grant any increases in the compensation payable or to become payable to any of its directors, executive officers or any other employees or otherwise grant any new awards under any Company Plan; or (B) become party to, enter into, adopt or otherwise establish any employment, bonus, severance or retirement contract or Company Plan, or amend or modify any employment, bonus, severance or retirement contract or Company Plan in existence on the date of this Agreement; provided, however, that no action will be a violation of this Section 7.1(b)(ix) if it is taken (1) pursuant to Section 3.2 or as permitted under Section 7.1(b)(ii), (2) in order to comply with applicable Law or (3) pursuant to a Company Plan existing on the date hereof;

(x)    make any loans, advances or capital contributions to, or investments in, any other Person, except (A) for loans among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(xi)    (A) enter into any contract that would be a Company Contract, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract, and, for the avoidance of doubt, with respect to clauses (A) and (B), except the Company may enter into, modify or terminate any of the foregoing contracts so long as (x) it is in the ordinary course of business consistent with past practice, (y) it would not reasonably be expected to prevent or materially delay the consummation of the Transactions and (z) it is not materially adverse to the Company and its Subsidiaries, taken as a whole, including any termination or renewal in accordance with the terms of any existing Company Contract that occurs automatically without any action (other than notice of renewal) by Company or any Subsidiary of the Company;

(xii)    other than pursuant to Section 7.11 and other than the settlement of any Proceeding (A) reflected or reserved against on the balance sheet of the Company (or in the notes thereto) and (B) that would not reasonably be expected to restrict the operations of the Company and its Subsidiaries, settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving a payment or other transfer of value by the Company or any of its Subsidiaries exceeding $250,000 individually, or $1,000,000 in the aggregate or involving the award of injunctive or other equitable relief against the Company or any of its Subsidiaries or any admission of wrongdoing;

(xiii)    take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv)    other than in the ordinary course of business consistent with past practice, incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) the incurrence of any Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) transactions having a maturity or term not greater than 180 days pursuant to the Company’s master repurchase agreements to finance the purchase price of assets in the ordinary course of business consistent with past practice or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements when due, (C) guarantees by the Company of Indebtedness of its Subsidiaries or guarantees by the Subsidiaries of the Company of Indebtedness of the Company or any other Subsidiaries of the Company, which Indebtedness is incurred in compliance with the immediately preceding clause (B), (D) dollar roll financing transactions pursuant to the Company’s master securities forward transactions agreements to finance the purchase price of agency “To Be Announced” agency mortgage-backed securities in the ordinary course of business or (E) any derivative financial instruments or arrangements entered into or incurred by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice for the purpose of fixing or hedging interest rate and not for speculative purposes;

(xv)    take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;

(xvi)    enter into any transactions or contracts with (i) any Affiliates, or (ii) any other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(xvii)    enter into any new line of business;

(xviii)    amend in any material respect the investment policy of the Company or any of its Subsidiaries as in effect on the date hereof, or fail to comply with such investment policy in any material respect;

(xix)    take any affirmative action that would result in an increase in the Company’s portfolio leverage beyond current levels as of June 30, 2021 (other than nominal increases); or

(xx)    authorize, agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 7.1(b).

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel, is reasonably necessary for the Company to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law, including making dividend or other distribution payments to the Company Stockholders in accordance with this Agreement or otherwise or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, the Company shall provide Parent with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with Parent.

Section 7.2    Conduct of Parent Business Pending the Merger.

(a)    Parent agrees that, except (i) as set forth on Schedule 7.2(a) of the Parent Disclosure Letter, (ii) as permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clause (A)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, (A) Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses in all material respects in the ordinary course consistent with past practice and (2) preserve intact in all material respects its present business organization and preserve its existing relationships with its key customers, service providers (including Parent Manager), suppliers, business relationships, vendors and counterparties, (B) Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in compliance in all material respects with applicable Laws and (C) Parent shall maintain its status as a REIT; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.2(b).

(b)    Except (w) as set forth on Schedule 7.2(b) of the Parent Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (iv), (vi), (vii), (viii), (ix), (x), (xii), (xv) and (xvi)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, Parent shall not, and shall not permit any of its Subsidiaries to:

(i)    (A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except for: (1) regular quarterly dividends payable in respect of the Parent Common Stock; (2) regular quarterly dividends payable in respect of the Parent Preferred Stock consistent with past practice and the terms of such Parent Preferred Stock; (3) dividends or other distributions to Parent by any directly or indirectly wholly owned Subsidiary of Parent; (4) without duplication of the amounts described in clauses (1) through (3), dividends or other distributions necessary for Parent to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of Parent or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 7.18; (B) split, subdivide, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except as required by the terms of the Organizational Documents of Parent or any Subsidiary of Parent or as contemplated by any Parent Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement); provided, however, that Parent shall be permitted to effectuate the Reverse Stock Split and the Reclassification;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Equity Plan to directors and employees of Parent Manager in amounts and at times consistent with past practice; and (C) the issuance or delivery of Parent Common Stock in connection with the Reverse Stock Split and the Reclassification;

(iii)    issue or grant any Parent Capital Stock at a price below the per share value of Parent’s net assets as of the date of such issuance or grant;

(iv)    except to the extent required to effectuate the Reverse Stock Split or the Reclassification, amend or propose to amend Parent’s Organizational Documents or adopt any material change in the Organizational Documents of any of Parent’s Subsidiaries that, in either case, could reasonably be expected to adversely affect or delay the consummation of the Transactions;

(v)    (A) merge, consolidate, combine or amalgamate with any Person other than the Company or another wholly owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case, if such action could reasonably be expected to materially impair, delay or impede Parent’s ability to consummate the Transactions;

(vi)    sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than (A) sales, leases or dispositions of assets pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement or (B) sales, leases or dispositions of assets or properties (1) if other than in the ordinary course of business consistent with past practice, for which the consideration does not exceed $1,000,000 individually or $3,000,000 in the aggregate or (2) made in the ordinary course of business consistent with past practice;

(vii)    adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiary of Parent or between or among wholly owned Subsidiaries of Parent;

(viii)    change in any material respect its material accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(ix)    except (A) in the ordinary course of business consistent with past practice, (B) if required by Law or (C) if and to the extent necessary (1) to preserve Parent’s qualification as a REIT under the Code or the qualification of any Subsidiary of Parent as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of Parent as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by Parent or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes, or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(x)    (A) enter into any contract that would be a Parent Contract, except as would not reasonably be expected to prevent or materially delay the consummation of the Transactions, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract in any material respect in a manner which is materially adverse to Parent and its Subsidiaries, taken as a whole, or which could reasonably be expected to prevent or materially delay the consummation of the Transactions;

(xi)    take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xii)    other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict the incurrence of (i) any Indebtedness among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or (ii) any Indebtedness not to exceed $50,000,000 in aggregate principal amount outstanding;

(xiii)    except in accordance with Section 2.5, increase or decrease the size of the Parent Board or enter into any agreement obligating Parent or the Parent Board to nominate any individual for election to the Parent Board or elect any individual to fill any vacancy on the Parent Board;

(xiv)    take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;

(xv)    enter into any new line of business;

(xvi)    modify, amend, terminate or assign, or waive or assign any rights under, the Parent Manager Agreement, in each case, in a manner materially adverse to Parent or its Subsidiaries (including, after the Effective Time, the Surviving Company); or

(xvii)    agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 7.2(b).

(c)    From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, Parent shall manage its investment portfolios in all material respects in the ordinary course of business consistent with past practice.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of counsel, is reasonably necessary for Parent to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, Parent shall provide the Company with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with the Company.

Section 7.3    No Solicitation by the Company.

(a)    From and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article IX, the Company will, and will cause its Subsidiaries and instruct its Representatives to, immediately cease, and cause to be terminated, any direct or indirect communication, discussion, negotiations or correspondence with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal or potential Company Competing Proposal, and shall immediately terminate all physical and electronic data room access previously granted to any such Person and request any such Person to return or destroy all information concerning the Company and its Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person.

(b)    Except as expressly permitted by this Section 7.3, from and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article IX, the Company will not, and will cause its Subsidiaries and will instruct its and their respective Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers for, or that could reasonably be expected to lead to, any Company Competing Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or that could reasonably be expected to lead to, a Company Competing Proposal (other than to state that the terms of this Agreement prohibit such negotiations), (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation; provided, that the Company shall be permitted to grant waivers of, and not enforce, any such standstill provision or similar obligation in effect on the date hereof solely to the extent necessary to permit the counterparty thereto to make a Company Competing Proposal in compliance with this Section 7.3, (iv) furnish any confidential or non-public information or data regarding the Company or its Subsidiaries, or access to the assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (v) authorize, permit or enter into any binding or nonbinding letter of intent or agreement in principle, or other agreement regarding a Company Competing Proposal (other than a confidentiality agreement as provided in Section 7.3(d)(ii)) or (vi) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, any Company Competing Proposal (the taking of any action described in clause (vi) of this Section 7.3(b) being referred to as a “Company Change of Recommendation”).

(c)    From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person that informs the Company or any of its Subsidiaries or Representatives that it is considering making, or has made, a Company Competing Proposal, or any inquiry or request from any Person for discussions or negotiations with the Company or any of its Subsidiaries or Representatives relating to a possible Company Competing Proposal (in each case within twenty-four (24) hours thereof), and the Company shall provide to Parent (within such twenty-four (24) hour time frame) (i) the identity of the person making the Company Competing Proposal, inquiry or request and (ii) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries (or a written summary of the material terms of such Company Competing Proposal, if not made in writing). The Company shall keep Parent reasonably informed on a current basis with respect to the status and material terms of any such Company Competing Proposal including whether such Company Competing Proposal or request has been withdrawn or rejected, any material change to the status or material terms thereof and any such discussions or negotiations and concurrently providing a copy of all material documentation or correspondence, including a written summary of any material oral communications or discussions, between the Company and the Person making such Company Competing Proposal relating thereto. The Company agrees that it and its Affiliates will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 7.3.

(d)    Notwithstanding anything in this Agreement to the contrary:

(i)    the Company, directly or indirectly through one or more of its Representatives, may take and disclose to its stockholders a position contemplated by Rule 14(e)(2) promulgated under the Exchange Act or make a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or issue a “stop, look and listen” statement pending disclosure of its position thereunder, in each case to the extent the Company Board determines in good faith such disclosures are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or other applicable securities laws; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Competing Proposal, such disclosure shall be deemed to be a Company Change of Recommendation if not accompanied by an express public affirmation of the Company Board Recommendation;

(ii)    prior to the receipt of the Company Stockholder Approval, in response to an unsolicited bona fide written Company Competing Proposal from a third party made after the date of this Agreement (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 7.3), the Company, directly or indirectly through one or more of its Representatives, may (x) furnish, make available or provide access to non-public information or data with respect to the Company and its Subsidiaries and to their respective assets to the Person making such Company Competing Proposal (and its Representatives); provided, that any non-public information or data provided to any Person given such access shall have previously been provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Competing Proposal (and such Person’s Representatives) regarding such Company Competing Proposal; provided, however, that (A) prior to taking any of the actions described in the immediately preceding clause (x) and clause (y), the Company must notify Parent that it intends to take such action with respect to such Company Competing Proposal, (B) prior to taking the action described in the preceding clause (x), the Company shall have received an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, that such confidentiality agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company from complying with the provisions of this Section 7.3, and (C) prior to taking any of the actions described in the immediately preceding clause (x) or clause (y), the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal, and that failure to take any such action would be inconsistent with the directors’ duties under applicable Law;

(iii)    prior to the receipt of the Company Stockholder Approval, in response to an unsolicited bona fide written Company Competing Proposal from a third party made after the date of this Agreement that has not been withdrawn (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 7.3), (1) the Company Board may make a Company Change of Recommendation and/or (2) the Company may terminate this Agreement pursuant to Section 9.1(d) to enter into a definitive agreement with respect to a Company Superior Proposal, if (and only if), prior to taking any such action in clause (1) or (2), (A) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Company Competing Proposal is a Company Superior Proposal, and (y) the failure to terminate this Agreement to enter into a definitive agreement with respect to such Company Superior Proposal or make a Company Change of Recommendation would be inconsistent with the directors’ duties under applicable Law, and (B) (w) the Company shall have given notice to Parent that the Company Board intends to take such action (a “Notice of Recommendation Change”), specifying in reasonable detail the material terms and conditions of such Company Superior Proposal and including unredacted copies of the proposed definitive agreements relating to such Company Superior Proposal, and any other proposed documents or agreements relating thereto, including all proposed or executed financing commitments related thereto, at least four (4) Business Days in advance of effecting the Company Change of Recommendation and/or terminating this Agreement pursuant to Section 9.1(d), (x) during the four (4) Business Day period immediately following Parent’s receipt of the Notice of Recommendation Change (the “Notice Period”), the Company has, and has caused its Representatives to, if requested by Parent, negotiate with Parent and its Representatives in good faith to make such adjustments in the terms and conditions of this Agreement so that such Company Competing Proposal ceases, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), to constitute a Company Superior Proposal, if Parent, in its sole discretion, determines to make such adjustments and (y) following such Notice Period, the Company Board again determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of this Agreement proposed in writing by Parent prior to the conclusion of the Notice Period) that such Company Competing Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ duties under applicable Law; provided, however, that any amendment, supplement or modification to the price, form of consideration or other material terms of such Company Competing

Proposal shall be deemed a new Company Competing Proposal and the Company may not make a Company Change of Recommendation pursuant to this Section 7.3(d)(iii) or terminate this Agreement pursuant to Section 9.1(d) unless the Company has complied with the requirements of this Section 7.3(d)(iii) with respect to such new Company Competing Proposal including sending an additional Notice of Recommendation Change (except that the new negotiation period under this Section 7.3(d)(iii)(B) shall be three (3) Business Days instead of four (4) Business Days). Notwithstanding anything in this Section 7.3(d)(iii), neither Parent’s acceptance nor rejection of the Company’s offer to negotiate pursuant to this Section 7.3(d)(iii) shall have any bearing on Parent’s right to terminate this Agreement pursuant to Section 9.1(d); and

(iv)    prior to the receipt of the Company Stockholder Approval, the Company, directly or indirectly through one or more of its Representatives, may seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made an unsolicited bona fide written Company Competing Proposal (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 7.3), solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination as to whether such Company Competing Proposal constitutes, or would reasonably be expected to lead to, a Company Superior Proposal.

(e)    Notwithstanding anything in this Agreement to the contrary, the Company Board shall be permitted, at any time prior to the receipt of the Company Stockholder Approval, other than in response to a Company Competing Proposal (which is addressed in Section 7.3(d)(iii)), to make a Company Change of Recommendation if (i) an Intervening Event has occurred, (ii) prior to taking such action, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ duties under applicable Law and (iii) (w) the Company shall have delivered to Parent a Notice of Recommendation Change with respect to such Intervening Event (which notice will describe the Intervening Event in reasonable detail), (x) the Company has, and has caused its Representatives to, if requested by Parent, negotiate with Parent and its Representatives in good faith to make adjustments in the terms and conditions of this Agreement and (y) following such Notice Period, the Company Board again determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of this Agreement proposed in writing by Parent prior to the expiration of such Notice Period) that the failure to make such Company Change of Recommendation would be inconsistent with the directors’ duties under applicable Law; provided, however, that in the event the Company Board does not make a Company Change of Recommendation in accordance with the preceding clause (y), but thereafter determines to make a Company Change of Recommendation pursuant to this Section 7.3 in circumstances involving or relating to another Intervening Event, the foregoing procedures referred to in this Section 7.3(e) shall apply anew.

Section 7.4    Reserved.

Section 7.5    Preparation of Proxy Statement and Registration Statement.

(a)    Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries and the holders of Parent Capital Stock, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain the Company Stockholder Approval. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of Company Capital Stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement (including the Proxy Statement) and any amendments or supplements thereto.

(b)    Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Proxy Statement will be a part). Each party agrees to use its respective commercially reasonable efforts to cause such filings to be made no later than the date that is twenty-five (25) days from the date hereof. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent and the Company shall use commercially reasonable efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for amendments or supplements thereto or additional information, and shall, as promptly as practicable after receipt thereof, (i) provide the other with copies of all correspondence between it or its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Registration Statement received from the SEC and (ii) advise the other of any oral comments with respect to the Proxy Statement or the Registration Statement received from the SEC. Each of the Company and Parent shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the Proxy Statement or Registration Statement, this right of approval shall apply only with respect to information relating to the other party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the Transactions.

(c)    Parent and the Company each shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act, the Exchange Act, applicable blue sky laws and the rules and regulations thereunder, and the Company shall furnish all information concerning the Company and its stockholders as may be reasonably requested in connection with any such actions. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock or Parent Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)    If at any time prior to receipt of the Company Stockholder Approval, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that, in the reasonable judgment of Parent or the Company, should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and the parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement describing such information and, to the extent required by applicable Law, in disseminating such information contained in such amendment or supplement to the Company Stockholders.

Section 7.6    Company Stockholders Meeting.    The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to establish a record date (which shall be as promptly as reasonably practicable following the date of this Agreement), duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC; provided that such record date shall not be more than ninety (90) days prior to the date of the Company Stockholder Meeting; and provided further that the date of such Company Stockholders Meeting shall be mutually agreed by the Company and Parent taking into account the anticipated time necessary to determine the Exchange Ratio in accordance with Section 3.1(c). Except to the extent that the Company Board shall have made a Company Change in Recommendation as permitted by Section 7.3, the Company shall, through the Company Board, recommend to the holders of Company Common Stock that they vote in favor of the approval of the Merger and the other Transactions at the Company Stockholders Meeting and the Company Board shall solicit from the holders of Company Common Stock proxies in favor of the approval of the Merger and the other Transactions, and the Proxy Statement shall include a statement to the effect that the Company Board has resolved to make the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (a) shall be required to adjourn or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company Stockholders, including to disclose the Exchange Ratio, the Per Common Share Parent Cash Consideration and the Per Common Share Additional Manager Consideration, or (ii) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to establish a quorum at such Company

Stockholders Meeting and (b) shall, upon the request of Parent, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (a)(i) or (a)(ii) exist, and such Company Stockholders Meeting shall, upon the request of Parent, be adjourned or postponed every time the circumstances described in the foregoing clause (b) exist); provided that the date of such adjourned or postponed Company Stockholders Meeting shall be mutually agreed by the Company and Parent taking into account the anticipated time necessary to determine the Exchange Ratio in accordance with Section 3.1(c); and provided, further, that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide to Parent any voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative and that are in the possession of or otherwise available to the Company. Unless this Agreement has been terminated in accordance with Article IX, the Company’s obligations to establish a record date, call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 7.6 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation.

Section 7.7    Access to Information.

(a)    Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 9.1, reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees and offices of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as such other party may reasonably request, including information about its financing, hedging activities, portfolio risk and portfolio activities. Without limiting the foregoing, within ten (10) Business Days following the end of each calendar month during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 9.1, the Company shall deliver to Parent the following: (i) income statement for such calendar month; (ii) balance sheet for such calendar month; (iii) schedule of current portfolio investments; and (iv) summary of changes in securities and financings since the prior calendar month. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other party that may result from the requests for access, data and information hereunder. Notwithstanding the foregoing provisions of this Section 7.7(a), each party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that (i) such information is subject to an attorney/client privilege, the attorney work product doctrine or other legal privilege, (ii) such access or the furnishing of such information is prohibited by applicable Law or an existing confidentiality agreement with a third party entered into prior to the date of this Agreement or (iii) such information is of a sensitive or personal nature that would reasonably be expected to expose the Company or Parent to the risk of liability. Each party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.7(a) for any purpose unrelated to the consummation of the Transactions.

(b)    The Confidentiality Agreement dated as of March 24, 2021, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement and each party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.7, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 7.8    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or pursuant to any contract or agreement to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.8, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals and (iii) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the Transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any material portion of the assets or businesses of such party, any of its Subsidiaries or their Affiliates or (B) otherwise to take or commit to take any actions that would limit in any material respect the freedom of such party, its subsidiaries or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that the Company and its Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without Parent’s prior written consent.

(b)    In connection with and without limiting the foregoing, each of the parties shall give (or shall cause their respective Affiliates to give) any required notices to third parties, and each of the parties shall use, and cause each of their respective Subsidiaries and Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other Transactions. Each of the parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings, notices, applications, registrations or submissions with any Governmental Entity and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable and legally permitted, the parties and their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity (except that confidential, competitively sensitive business information may be excluded from such a meeting or conversation).

(c)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger and the other Transactions, neither the Company nor any Subsidiary of the Company shall pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person without the prior written consent of Parent. The parties shall cooperate to obtain such consents.

Section 7.9    Employee Matters.

(a)    Nothing in this Agreement shall require Parent, Parent Manager, the Company or any of their respective Subsidiaries to employ any Person after the Closing Date, nor shall it alter the at-will employment status of any employee of the Company or any of its Subsidiaries.

(b)    On and after the Closing Date, Parent Manager may, in its sole discretion, offer employment to any employees of the Company and its Subsidiaries. Any such employee who accepts employment with Parent Manager are referred to herein as “Continuing Employees.” Parent Manager may, in its sole discretion: (i) ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employee or their dependents or beneficiaries under any welfare benefit plans sponsored by Parent Manager (“Parent Manager Plans”) in which such Continuing Employees or their dependents or beneficiaries first become eligible to participate after the Effective Time, except to the extent such exclusions, limitations or restrictions would apply under the analogous Company Plan in which any such Continuing Employee was a participant or was eligible to participate immediately prior to the Effective Time; (ii) credit each Continuing Employee with their past service with the Company for purposes of eligibility and vesting under the medical, vision and dental plans of the Parent Manager Plans (except to the extent such service credit will result in duplication of benefits); and (iii) provide each Continuing Employee with credit for any co-payments or deductibles made during the plan year in which the Effective Time occurs (in each case, only to the extent information reasonably necessary to determine and credit such amounts is either provided by or made available from the Continuing Employee, records of the Company, insurance providers or third-party administrators) for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any Parent Manager Plan in which the Continuing Employee is eligible to participate after the Closing Date. For the avoidance of doubt, nothing in this Agreement shall require Parent or Buyer or any of their respective Subsidiaries to employ any Person after the Effective Time.

(c)    To the extent the Company on or before the Closing Date has prepaid premiums on any of the Company’s “group health plans” (within the meaning of Section 5000(b)(1) of the Code), and to the extent the Company’s insurer accepts such premiums and has agreed to maintain coverage for the period covered by the prepayment, Parent shall not, and Parent shall cause the Surviving Company not to, terminate, cancel or modify any such plans (or otherwise take any action that would result in a change of benefits provided under such plans) prior to the earlier of (x) expiration of the term covered by such prepaid premiums and (y) January 1, 2022.

(d)    With respect to each Employee Benefit Plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Parent Manager or its Affiliates in which the Continuing Employees become eligible to participate after the Effective Time, Parent Manager may, in its sole discretion, grant, or cause to be granted to, all Continuing Employees from and after the Closing Date credit for all service with the Company, its Affiliates and their predecessors prior to the Closing Date for purposes of eligibility to participate and accrual of vacation time, but excluding (i) eligibility to participate in any grandfathered or closed plan, defined benefit pension plan or retiree medical program and (ii) any such credit that would result in a duplication of benefits.

(e)    Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent Manager or any of their respective Subsidiaries. The provisions of this Section 7.9 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of their respective Affiliates), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.9) under or by reason of any provision of this Agreement.

(f)    At the option of the Company or at the written request of Parent provided not less than five (5) Business Days prior to the anticipated Closing Date, the Company Board shall adopt a board consent or resolutions, the form and substance of which are reasonably satisfactory to Parent, to cease contributions to and terminate each plan qualified under Section 401(k) of the Code (the “Company 401(k) Plans”) and to 100% vest all participants under said Company 401(k) Plans, with such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that such Company 401(k) Plan termination may be made contingent upon the consummation of the transactions contemplated by this Agreement.

Section 7.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    Without limiting any other rights that any Indemnified Person (as defined below) or Person may have pursuant to the Company’s Organizational Documents or any employment agreement or any indemnification agreement in effect on the date hereof or otherwise, from and after the Effective Time until the sixth (6th) anniversary of the Effective Time, Parent shall, and Parent shall cause the Surviving Company to, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against and from all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case, to the extent any such Indemnified Person is entitled to be so indemnified by the Company or its applicable Subsidiaries on the date hereof. Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Person, and Parent and the Surviving Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Company shall use its reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.10, upon learning of any such Proceeding, shall notify the Surviving Company (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.10 except to the extent such failure materially prejudices such party’s position with respect to such claims). For the avoidance of doubt, Parent and the Surviving Company shall not have any obligation hereunder to indemnify an Indemnified Person to the extent that a court of competent jurisdiction has determined in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnified Person shall promptly refund Parent or the Surviving Company the amount of any non-indemnifiable expenses theretofore advanced pursuant hereto, if any.

(b)    For a period of six (6) years following the Effective Time, the Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company or its Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. The Surviving Company and its Subsidiaries shall, and Parent shall cause them to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing on the date of this Agreement.

(c)    The Surviving Company shall put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies (collectively, the “D&O Insurance”) with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) 300% of the annual premium paid by the Company for such insurance as of the date of this Agreement; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to facts, acts, events or omissions occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)    In the event that Parent, the Surviving Company or any Subsidiary of the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Surviving Company or such Subsidiary of the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.10. The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.10, and his, her or its heirs and personal representatives. The rights of the Indemnified Persons under this Section 7.10 are in addition to any rights such Indemnified Persons may have under any applicable contracts or Law. Parent and the Surviving Company shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.10.

Section 7.11    Stockholder Litigation. In the event any Transaction Litigation is commenced, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Each party shall give the other party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith the other party’s advice with respect to such Transaction Litigation; provided, that the Company shall not agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.12    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. Except with respect to any Company Change in Recommendation or any action taken pursuant to, and in accordance with, Section 7.3, from and after the date hereof, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled Affiliates or Subsidiaries, nor Parent Manager, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such party determines, after consultation with outside counsel, that it is required by applicable Law or the rules of any stock exchange upon which such party’s capital stock is traded to issue or cause the publication of any press release or other announcement with respect to the Transactions, including the Merger or this Agreement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, each party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.12.

Section 7.13    Control of Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.14    Transfer Taxes. Parent and the Company shall cooperate in attempting to minimize the amount of Transfer Taxes. All Transfer Taxes incurred in connection with the Transactions, if any, shall be paid by the Surviving Company when due, whether levied on Parent or any other Person, and the Surviving Company shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes.

Section 7.15    Notification. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (b) of any notice or other communication received by such party from any Person (other than a Governmental Entity) alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (c) of any Proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its Affiliates or otherwise relating to, involving or affecting such party or any of its Affiliates, in each case, in connection with, arising from or otherwise relating to the Merger or any other Transaction (“Transaction Litigation”), (d) if (i) any representation or warranty made by it contained in this

Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions set forth in Article VIII would not be capable of being satisfied by the End Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, and (e) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Subsidiaries of the Company or any of the Subsidiaries of Parent, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that, in each case, the delivery of any notice pursuant to this Section 7.15 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party. The failure to deliver any such notice required by this Section 7.15 shall not affect any of the conditions set forth in Article VIII (including the conditions in Section 8.2(b) and Section 8.3(b)) or give rise to any right to terminate under Article IX.

Section 7.16    Section 16 Matters. Prior to the Effective Time, Parent and the Company, as applicable, shall take all such steps as may be necessary or advisable to cause any dispositions of equity securities of the Company (including derivative securities) resulting from the Merger and the other Transactions, and acquisitions of equity securities of Parent (including derivative securities) resulting from the Merger and the other Transactions, by each individual who, immediately prior to the Effective Time, is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information reasonably requested by Parent for Parent to take the actions contemplated by this Section 7.16.

Section 7.17    Tax Matters.

(a)    The Company shall deliver to Hunton Andrews Kurth LLP, counsel to the Company, and Hogan Lovells US LLP, counsel to Parent, or other counsel described in Section 8.2(d) and Section 8.3(d), respectively, a tax representation letter, dated as of the effective date of the Registration Statement (as relevant) and the Closing Date and signed by an officer of the Company, in form and substance as set forth in Exhibit C, which representations shall be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Hunton Andrews Kurth LLP or Hogan Lovells US LLP and shall be reasonably acceptable to and approved by Parent (which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of the Company for purposes of rendering the opinions described in Section 8.2(d) and Section 8.3(d) (and any similar opinion dated as of the effective date of the Registration Statement).

(b)    Parent shall deliver to Hogan Lovells US LLP, counsel to Parent, and Hunton Andrews Kurth LLP, counsel to the Company, or other counsel described in Section 8.3(d) and Section 8.2(d), respectively, a tax representation letter, dated as of the effective date of the

Registration Statement (as relevant) and the Closing Date and signed by an officer of Parent, in form and substance as set forth in Exhibit D, which representations shall be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Hogan Lovells US LLP or Hunton Andrews Kurth LLP and shall be reasonably acceptable to and approved by the Company (which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of Parent for purposes of rendering the opinions described in Section 8.3(d) and Section 8.2(d) (and any similar opinion dated as of the effective date of the Registration Statement).

Section 7.18     Additional Dividends.

(a)    Prior to the Effective Time, the Company shall declare a dividend to its stockholders, the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for such dividends shall be three (3) Business Days before the payment date. The per share dividend amount payable by the Company with respect to the Company Common Stock pursuant to this Section 7.18(a) shall be an amount equal to (i) the Company’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared; provided that any such dividend shall not exceed the Core Earnings of the Company for the portion of the quarter in which such dividend is declared and, plus (ii) an additional amount (the “Company Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. The Company and Parent shall cooperate in good faith to determine whether it is necessary to authorize and declare a Company Additional Dividend Amount and the amount (if any) of the Company Additional Dividend Amount. For the avoidance of doubt, the Company shall not declare any dividend pursuant to clause (i) of this Section 7.18(a) to the extent such dividend (x) would be issued at a rate that exceeds the Core Earnings of the Company for the portion of the quarter in which such dividend is declared or (y) would not be permitted under the MGCL.

(b)    Prior to the Effective Time, Parent shall declare a dividend to its stockholders, the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for such dividends shall be three (3) Business Days before the payment date. The per share dividend amount payable by Parent with respect to the Parent Common Stock pursuant to this Section 7.18(b) shall be an amount equal to (i) Parent’s then-anticipated dividend for such quarter (on a per share basis) (which, for the avoidance of doubt, may be greater than Parent’s then-most recent quarterly dividend), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount (the “Parent Additional Dividend Amount”) equal to the quotient obtained by dividing the Company Additional Dividend Amount (if any) by the Exchange Ratio.

Section 7.19    Takeover Laws. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Merger and the other Transactions.

Section 7.20    Listing. As promptly as reasonably practicable following the date of this Agreement, Parent and its Representatives shall prepare and cause to be filed with the NYSE a listing application pursuant to which the Parent Class A Common Stock, including the Parent Class A Common Stock to be issued in the Merger, and the Parent Series E Cumulative Redeemable Preferred Stock will be listed on the NYSE (the “Listing”). Each party shall use its reasonable best efforts to have the Listing approved by the NYSE as promptly as practicable after such filing such that the Parent Class A Common Stock and the Parent Series E Cumulative Redeemable Preferred Stock will be listed at, or prior to, the Effective Time and will trade on the NYSE under the trading symbol “FBRT” and such other trading symbol for the Parent Series E Cumulative Redeemable Preferred Stock as Parent may determine, respectively. The Company shall promptly furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the listing application. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, each party shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).

Section 7.21    Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist each of the Company Common Stock and the Company Preferred Stock from the NYSE and terminate its registration under the Exchange Act as promptly as practicable after the Effective Time; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 7.22    Reverse Stock Split/Reclassification. Parent shall use its reasonable best efforts to effect the Reverse Stock Split and the Reclassification prior to the Closing.

Section 7.23    Share Repurchase Program. Parent shall use its reasonable best efforts to take the actions set forth on Schedule 7.23 of the Parent Disclosure Letter, and shall take all actions necessary so that the matters set forth on Schedule 7.23 of the Parent Disclosure Letter occur.

Section 7.24    Portfolio Sales Plan. During the period between the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company hereby agrees to reasonably cooperate in good faith with Parent, at Parent’s request, in connection with Parent’s efforts to develop a plan for the potential sale of one or more portfolios of securities owned by the Company and its Subsidiaries; provided, that no such sale shall be consummated until after the Effective Time.

Section 7.25    Obligations of Buyer and the Surviving Company. Parent shall take all action necessary to cause Buyer and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1    Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:

(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)    No Injunctions or Restraints. No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(c)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced that has not been withdrawn.

(d)    Listing; Classification. The Parent Class A Common Stock, including the Parent Class A Common Stock to be issued in the Merger, and the Parent Series E Cumulative Redeemable Preferred Stock shall have been approved for listing on the NYSE, subject to official notice of issuance, at, or prior to, the Effective Time, and the articles supplementary classifying the Parent Series E Cumulative Redeemable Preferred Stock attached hereto as Annex B shall have been filed with and accepted for record by the Maryland Department.

Section 8.2    Additional Conditions to Obligations of Parent, Buyer and Parent Manager. The obligations of Parent, Buyer and Parent Manager to consummate the Merger are subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived exclusively by Parent, Buyer and Parent Manager, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.3(a) (Authority), Section 4.6(a) (Absence of Certain Changes and Events) and Section 4.19 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specific date set forth therein, (iii) representations and warranties of the Company set forth in Section 4.1(a) (Organization; Standing and Power), Section 4.1(b) (Subsidiaries), Section 4.1(c) (Other Interests) and Section 4.20 (State Takeover Statute) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (iv) all other representations and warranties of the Company set forth in Article IV shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)    Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 8.2(a), Section 8.2(b) and Section 8.2(e) have been satisfied.

(d)    REIT Opinion. Parent shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to the Company reasonably acceptable to Parent), dated as of the Closing Date and in the form attached hereto as Exhibit A, to the effect that, commencing with the Company’s taxable year ended December 31, 2015, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through December 31, 2020, the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.17).

(e)    Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 8.3    Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of Parent and Parent Manager. (i) The representations and warranties of Parent set forth in Section 5.3(a) (Authority), Section 5.6(a) (Absence of Certain Changes of Events) and Section 5.18 (Brokers), and the representations and warranties of Parent Manager set forth in Section 6.2(a) (Authority), shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of Parent set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specific date set forth therein, (iii) the representations and warranties of Parent set forth in Section 5.1 (Organization; Standing and Power), Section 5.2(b) (Subsidiaries) and Section 5.19 (State Takeover Statute), and the representations and warranties of Parent Manager set forth in

Section 6.1 (Organization; Standing and Power) and Section 6.2b) (No Violations), shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (iv) all other representations and warranties of Parent set forth in Article V and all other representations and warranties of Parent Manager set forth in Article VI shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) (1) in the case of Parent, does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) in the case of Parent Manager, would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.

(b)    Performance of Obligations of Parent, Buyer and Parent Manager. Each of Parent, Buyer and Parent Manager shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)    Compliance Certificate. The Company shall have received (i) a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 8.3(a) (solely with respect to the representations and warranties of Parent and Buyer), Section 8.3(b) (solely with respect to the agreements and obligations of Parent and Buyer), Section 8.3(e), Section 8.3(f) and Section 8.3(g) have been satisfied and (ii) a certificate of Parent Manager signed by an executive officer of Parent Manager, dated the Closing Date, confirming that the conditions in Section 8.3(a) (solely with respect to the representations and warranties of Parent Manager) and Section 8.3(b) (solely with respect to the agreements and obligations of Parent Manager) have been satisfied.

(d)    REIT Opinion. The Company shall have received a written opinion of Hogan Lovells US LLP (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in the form attached hereto as Exhibit B, to the effect that, commencing with Parent’s taxable year ended December 31, 2015, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Parent to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, and that its past, current and intended future organization and operations will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Effective Time and thereafter (which opinion shall be based upon the representation letters described in Section 7.17).

(e)    Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(f)    Reverse Stock Split/Reclassification. The Reverse Stock Split and the Reclassification shall have been effectuated by filing (x) articles of amendment in a form reasonably acceptable to the Company to effect the Reverse Stock Split, (y) the articles of amendment in a form reasonably acceptable to the Company to effect the Name Change and (z) the articles supplementary designating the Parent Class B Common Stock in a form reasonably acceptable to the Company.

(g)    Share Repurchase Program. Parent shall have taken the actions set forth on Schedule 7.23 of the Parent Disclosure Letter and all actions necessary so that the matters set forth on Schedule 7.23 of the Parent Disclosure Letter occur as of the Closing.

Section 8.4    Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform and comply in any material respect with the covenants and agreements in this Agreement prior to the Closing.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the Merger and the other Transactions contemplated hereby may be abandoned at any time prior to the Closing, whether (except as expressly set forth below) before or after the Company Stockholder Approval has been obtained:

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or if there shall have been adopted prior to the Effective Time any Law that permanently makes the consummation of the Merger illegal or otherwise permanently prohibited;

(ii)    if the Merger shall not have been consummated on or before 5:00 p.m. Dallas, Texas time, on January 25, 2022 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)    in the event of a breach by the other party of any covenant or other agreement contained in this Agreement or if any representation and warranty of the other party contained in this Agreement fails to be true and correct which (x) would give rise to the failure of a condition set forth in Section 8.2(a) or (b) or Section 8.3(a) or (b), as applicable, if it were continuing as of the Closing Date and (y) cannot be or has not been cured (or is incapable of becoming true or does not become true) by the earlier of (1) the End Date and (2) the date that is 30 days after the giving of written notice to the breaching party of such breach or failure to be true and correct and the basis for such notice (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)    if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting (including any adjournment or postponement thereof);

(c)    by Parent, if (i) at any time prior to the time the Company Stockholder Approval is obtained, the Company Board shall have effected a Company Change of Recommendation, (whether or not permitted by Section 7.3(d)(iii) or Section 7.3(e)), (ii) a tender offer or exchange offer for any shares of Company Common Stock that constitutes a Company Competing Proposal is commenced and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders and to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent or (iii) the Company shall have committed a Willful and Material Breach of Section 7.3;

(d)    by the Company if, prior to the receipt of the Company Stockholder Approval, and if the Company has complied in all material respects with Section 7.3(b) and Section 7.3(d)(iii) in respect of such Company Superior Proposal, the Company Board determines to terminate this Agreement in accordance with Section 7.3(d)(iii) in connection with a Company Superior Proposal and the Company Board has approved, and immediately after the termination hereunder, the Company enters into, a definitive agreement providing for the implementation of such Company Superior Proposal; provided, however, that such termination shall not be effective unless the Company concurrently therewith pays or causes to be paid the Company Termination Fee in accordance with Section 9.3(b); or

(e)    by the Company if all of the conditions set forth in Article VIII (other than (i) the condition set forth in Section 8.3(f) or Section 8.3(g) and (ii) those other conditions which by their nature cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement at least two (2) Business Days prior to the End Date and the Closing has not occurred by the End Date solely due to the failure of the condition set forth in Section 8.3(f) or Section 8.3(g), as applicable, to be satisfied.

Section 9.2    Notice of Termination; Effect of Termination.

(a)    A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 9.1(d), any termination shall be effective immediately upon delivery of such written notice to the other party.

(b)    In the event of termination of this Agreement by any party as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 9.2, Section 7.7(b), Section 9.3 and Articles I and X, which Sections and Articles shall not terminate; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages resulting from or arising out of (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the Company Stockholders, which shall be deemed to be damages of the Company) a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional fraud, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 9.3    Expenses and Other Payments.

(a)    Except as otherwise provided in this Section 9.3, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)    If (i) Parent terminates this Agreement pursuant to Section 9.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) no later than three Business Days after notice of termination of this Agreement or (ii) the Company terminates this Agreement pursuant to Section 9.1(d) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) concurrently with notice of termination of this Agreement.

(c)    (i) If (A) either the Company or Parent terminates this Agreement pursuant to Section 9.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or (B) Parent terminates this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach), then the Company shall pay Parent the Parent Expenses or (ii) if the Company terminates this Agreement pursuant to (x) Section 9.1(b)(iii) (Parent Terminable Breach), or (y) Section 9.1(e) (Failure to Effectuate Reverse Stock Split or Reclassification or Failure to Effectuate Share Repurchase Program) or Section 9.1(b)(ii) (End Date) in circumstances in which the Company could have terminated pursuant to Section 9.1(e), then Parent or, if the Company terminates this Agreement pursuant to Section 9.1(b)(iii) (Parent Terminable Breach) as a result of a failure of a condition set forth in Section 8.3(a) or (b) solely on the part of Parent Manager, then Parent Manager, shall pay the Company the Company Expenses, in each case, in cash by wire transfer of immediately available funds (to an account designated by the receiving party) no later than three Business Days after notice of termination of this Agreement.

(d)    If (i) (A) either the Company or Parent terminates this Agreement pursuant to Section 9.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or (B) Parent terminates this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach), (ii) on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Company Board or the Company Stockholders (and such Company Competing Proposal shall not have been publicly withdrawn on a bona fide basis without qualification (x) at least three (3) Business Days prior to the Company Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iv)) or (y) prior to the date of any such termination (with respect to a termination pursuant to Section 9.1(b)(iii)), and (iii) within 12 months after the date of such termination, the Company or any Subsidiary of the Company enters into a definitive agreement with respect to any Company Competing Proposal or consummates any Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 9.3(c). For purposes of this Section 9.3(d), any reference in the definition of Company Competing Proposal to “20%” or “80%” shall be deemed to be a reference to “50%.”

(e)    In no event shall the Company be required to pay the Company Termination Fee or the Parent Expenses on more than one occasion. In addition, if Parent receives a full Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall Parent be required to pay the Company Expenses on more than one occasion. The parties agree that the agreements contained in this Section 9.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 9.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 7% per annum. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in this Section 9.3 and the specific performance remedies set forth in Section 10.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and any of its former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, neither Parent nor any of its former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Buyer against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

(f)    In the event that the Company is required to pay the Company Termination Fee:

(i)    The amount payable to Parent in any tax year of Parent shall not exceed the lesser of (A) the Company Termination Fee payable to Parent, and (B) the sum of (1) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by Parent’s independent accountants, plus (2) in the event that Parent received either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below or (y) an opinion from Parent’s outside counsel as described below, an amount equal to the excess of the Company Termination Fee, less the amount payable under clause (A) above.

(ii)    To secure the Company’s obligation to pay the amounts described in Section 9.3(f)(i), the Company shall deposit into escrow the amount in cash equal to the Company Termination Fee with an escrow agent selected by the Company on such terms (subject to this Section 9.3) as shall be mutually and reasonably agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Company Termination Fee pursuant to this Section 9.3 shall be made at the time the Company is obligated to pay the Company Termination Fee. The escrow agent shall provide that the Company Termination Fee in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to Parent, or (ii) a letter from Parent’s counsel indicating that (A) Parent has received a ruling from the IRS holding that the receipt by Parent of the Company Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Company Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Company Termination Fee to Parent. The Company agrees to amend this Section 9.3(f) at the reasonable request of Parent in order to (1) maximize that portion of the Company Termination Fee that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (2) assist Parent in obtaining a favorable ruling from the IRS or legal opinion from its outside counsel, in each case, as described in this Section 9.3(f)(ii). Any amount of the Company Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this Section 9.3(f).

(g)    Notwithstanding anything to the contrary herein, Parent and Buyer, on the one hand, and Parent Manager, on the other hand, shall be severally liable in respect of its obligations under this Agreement, on a several, and not joint, basis, and neither the Parent nor Buyer shall be responsible for the obligations of Parent Manager hereunder (including the obligation to pay the Per Common Share Additional Manager Consideration), nor shall Parent Manager be responsible for the obligations of Parent and Buyer hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1    Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 10.2    Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 10.3    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given upon the earlier of actual receipt or: (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3); provided, that any notice delivered pursuant to clause (a) or (b) above shall be accompanied by an email confirmation of such delivery:

(i)	if to Parent or Buyer, to:

Benefit Street Partners Realty Trust, Inc.

1345 Avenue of the Americas

Suite 32-A

New York, NY 10105

Attention: Micah Goodman; Jerry Baglien

E-mail: m.goodman@benefitstreetpartners.com;

j.baglien@benefitstreetpartners.com

with a required copy to (which copy shall not constitute notice):

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

Attention: Michael McTiernan; Stacey McEvoy

E-mail: Michael.mctiernan@hoganlovells.com;

Stacey.mcevoy@hoganlovells.com

(ii)	if to the Company, to:

Capstead Mortgage Corporation

8401 N. Central Expressway, Suite 800

Dallas, TX 75225

Attention: Phillip A. Reinsch

E-mail: Preinsch@capstead.com

with a required copy to (which copy shall not constitute notice):

Hunton Andrews Kurth LLP

951 East Byrd Street

Richmond, VA 23219

Attention: Steven Haas; James Kennedy

E-mail: shaas@huntonak.com; jkennedy@huntonak.com

Section 10.4    Rules of Construction.

(a)    Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b)    The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in Sections corresponding to the

Sections of this Agreement merely for convenience, and the disclosure of an item in one Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate Section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Dallas, Texas time.

(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.

Section 10.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.6    Entire Agreement; Third Party Beneficiaries.

(a)    This Agreement (together with the Confidentiality Agreement, the other Transaction Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)    Except for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of the former holders of Company Common Stock and Company Preferred Stock) and Section 7.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and personal representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.7    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE CIRCUIT COURT OF BALTIMORE CITY, MARYLAND AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE STATE OF MARYLAND AND ANY APPELLATE COURTS THEREOF (COLLECTIVELY, THE “MARYLAND COURTS”) IN ANY ACTION OR PROCEEDING THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT

MAINTAINABLE IN THE MARYLAND COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH COURTS. IN ANY SUCH JUDICIAL PROCEEDING, EACH OF THE PARTIES FURTHER CONSENTS TO THE ASSIGNMENT OF ANY PROCEEDING IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND TO THE BUSINESS AND TECHNOLOGY CASE MANAGEMENT PROGRAM PURSUANT TO MARYLAND RULE 16-205 (OR ANY SUCCESSOR THEREOF). THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH MARYLAND COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.7.

Section 10.8    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 10.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 10.9 shall be void.

Section 10.10    Affiliate Liability.

(a)    Each of the following is herein referred to as a “Company Affiliate”: (i) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise); and (ii) any director, officer, employee or other Representative of (A) the Company or (B) any Person who controls the Company. To the fullest extent permitted by applicable Law, no Company Affiliate shall have any liability or obligation to Parent, Buyer or Parent Manager of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent, Buyer and Parent Manager hereby waive and release all claims of any such liability and obligation.

(b)    Each of the following is herein referred to as a “Parent Affiliate”: (i) any direct or indirect holder of equity interests or securities in Parent, Buyer or Parent Manager (whether limited or general partners, members, stockholders or otherwise); and (ii) any director, officer, employee or other Representative of (A) Parent, Buyer or Parent Manager or (B) any Person who controls Parent, Buyer or Parent Manager. To the fullest extent permitted by applicable Law, no Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.

Section 10.11    Remedies; Specific Performance.

(a)    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)    The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the Merger and the other Transactions) in accordance with their specific terms or were otherwise breached by the parties. The parties acknowledge and agree that prior to the termination of this Agreement pursuant to Section 9.1, the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.

(c)    This parties’ rights in this Section 10.11 are an integral part of the Transactions and each party accordingly agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement in accordance with the terms of this Section 10.11 shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each party irrevocably waives (i) any defense in an action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (ii) any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 10.12    Amendment. Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the parties, by action taken or authorized by their respective Boards of Directors, at any time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law would require the further approval or adoption by the stockholders of the Company without first obtaining such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 10.13    Extension; Waiver. At any time prior to the Effective Time, either the Company, on the one hand, or Parent and Buyer, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein: (a) extend the time for the performance of any of the obligations or acts of the other party hereunder; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by the Company, on the one hand, or Parent and Buyer, on the other hand, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer and Treasurer

RODEO SUB 1, LLC

By:	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer

CAPSTEAD MORTGAGE CORPORATION

By:	/s/ Phillip A. Reinsch
Name: Phillip A. Reinsch
Title: President and Chief Executive Officer

BENEFIT STREET PARTNERS L.L.C., solely for the purposes set forth herein

By:	/s/ Bryan Martoken
Name: Bryan Martoken
Title: Chief Financial Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this Agreement, Franklin Resources, Inc. and its Affiliates shall not be deemed Affiliates of Parent or any of its Subsidiaries.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of Texas or the State of Maryland are authorized or obligated to be closed.

“Calculating Party” means (i) Parent, with respect to the Parent Adjusted Book Value Per Share, and (ii) the Company, with respect to the Company Adjusted Book Value Per Share.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Company Adjusted Book Value Per Share” means, as of the Determination Date, the result of (a) the Company’s total consolidated common stockholders’ equity, divided by (b) the number of shares of Company Common Stock issued and outstanding (excluding any Cancelled Shares), plus any shares of Company Common Stock issuable upon the vesting of any outstanding Company Performance Units in accordance with Section 3.2(b), in each case as determined in accordance with GAAP applied in a manner consistent with the principles, policies and methodologies used in the preparation of the Company’s audited financial statements, after giving pro forma effect to the Company Additional Dividend Amount or any other distributions on shares of Company Common Stock that are declared or are anticipated to be declared for which the record date is or will be prior to the Effective Time, and certified thereto by the chief executive officer or chief financial officer of the Company; provided, however, that Company Adjusted Book Value Per Share shall be increased by the aggregate amount of Transaction Expenses accrued or paid prior to or as of the Determination Date, if any, to the extent such Transaction Expenses were taken into account as a reduction in the Company’s total consolidated common stockholders’ equity referred to in clause (a) above.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Competing Proposal” means any proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any acquisition or purchase by any Person or group, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning more than 20% of any class of outstanding voting or equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or (c) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than 20% of the consolidated assets of the Company and its Subsidiaries (measured by the fair market value thereof).

“Company Dividend Equivalent Right” means the right to receive the equivalent value of a dividend paid on a share of Company Common Stock, including, without limitation, any dividend equivalent right granted in tandem with any Company Restricted Stock or Company Performance Unit.

“Company Equity Plan” means the Company’s Amended and Restated 2014 Flexible Incentive Plan.

“Company Expenses” means a cash amount equal to $4,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Company Intellectual Property” means the Intellectual Property used in the operation of the business of each of the Company and its Subsidiaries as presently conducted.

“Company Protected Information” means any confidential information of the Company or its Subsidiaries, trade secrets of the Company or its Subsidiaries, information to which the Company or any of its Subsidiaries has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of its Subsidiaries.

“Company Stockholders” means the holders of Company Common Stock and the holders of Company Preferred Stock.

“Company Stockholder Approval” means the approval of the Merger and the other Transactions by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting.

“Company Superior Proposal” means a bona fide written Company Competing Proposal (with references to 20% being deemed replaced with references to 50% and references to 80% being deemed to be replaced with references to 50%) by a third party, which the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, is reasonably likely to be consummated in accordance with its terms and would, if consummated in accordance with its terms, result in a transaction more favorable to the Company and the holders of Company Common Stock, from a financial point of view, than the Transactions (including any adjustment to the terms of this Agreement proposed by Parent in response to such Company Competing Proposal).

“Company Termination Fee” means a cash amount equal to $26,700,000.

“Consent” means any approval, consent, ratification, clearance, permission, waiver or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Core Earnings” means, with respect to Person, such Person’s GAAP net income (loss) excluding (a) unrealized gains or losses on derivative instruments, (b) realized gains or losses on termination of derivative instruments, (c) amortization of unrealized gains or losses of derivative instruments held at the time of de-designation, (d) realized gains or losses on securities and (e) the impact of Transaction Expenses.

“Determination Date” means the last day of the month immediately preceding the month in which the conditions set forth in Article VIII are reasonably expected to be satisfied (other than the condition set forth in Section 8.1(a) and those conditions that by their nature are to be satisfied or waived at the Closing) (such month, the “Expected Month”), or such other date as may be mutually agreed by the parties in their respective sole discretions; provided that if the Company Stockholders Meeting is adjourned or postponed in accordance with Section 7.6 such that the Closing would reasonably be expected to occur in the month (such month, the “Later Month”) following the Expected Month, the Determination Date shall be adjusted to be the last day of the month immediately preceding the Later Month, unless otherwise agreed by Parent.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and any other employee benefit plan, agreement, arrangement, program, practice or understanding for any present or former director, employee or contractor of the Person.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Governmental Entity” means any court, governmental or quasi-governmental, regulatory, judicial or administrative authority, agency, board or commission or self-regulatory organization or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) obligations of such Person to pay the deferred purchase or acquisition price for any property or services of such Person or as the deferred purchase price of a business or assets; (d) obligations in respect of repurchase agreements, “dollar roll” transactions and similar financing arrangements; (e) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (g) obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); (h) indebtedness of others as described in clauses (a) through (g) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrightable works and copyrights; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Intervening Event” means a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Company Board after the date of this Agreement that (x) materially affects the business, assets or operations of Company or its Subsidiaries (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company or its Representatives), (y) was not known to, or reasonably foreseeable by, the Company Board (assuming consultations with appropriate officers and Representatives of Company) as of the date of this Agreement, and (z) becomes known to the Company Board prior to receipt of the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (i) the receipt, existence of or terms of a Company Competing Proposal; (ii) a change in the market price or trading volume of the equity or debt securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency; and (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period (provided further that the underlying causes of such change or fact shall not be excluded by clause (ii) or clause (iii) if not falling into clause (i) of this definition).

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, option, right of first refusal, easement, right of way, encroachment, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“made available” means, with respect to any statement in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the effect that any information, document or other material has been “made available,” that such information, document or material was: (a) uploaded for review by Parent and its Representatives or the Company and its Representatives, as applicable, in a the virtual data room established in connection with the Transactions prior to the execution of this Agreement; or (b) contained in a true and complete unredacted form in the Company SEC Documents or the Buyer SEC Documents, as applicable, filed at least one (1) Business Day prior to the date hereof.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, occurrence, state of fact, effect, change, event or development that (a) individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, properties or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) will prevent the ability of such Person and its Subsidiaries to consummate the Transactions before the End Date; provided, however, that for purposes of clause (a) no fact, circumstance, occurrence, state of fact, effect, change, event or development (by itself or when aggregated or taken together with any and all other effects) resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” exists or has occurred or is reasonably likely to exist or occur: (i) changes in general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) changes in conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) changes in conditions that affect the industry or industries in which the Person operates generally (including changes in general market prices and regulatory changes affecting the industry); (iv) changes in political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, other natural disasters or other weather conditions; (vi) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any Law, directive, pronouncement or guideline issued by a Governmental Entity, including the Centers for Disease Control and Prevention, or the World Health Organization or other industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any change in such Law, directive, pronouncement or guideline or any interpretation thereof following the date of this Agreement or such Person’s or any of such Person’s Subsidiaries’ compliance therewith; (vii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof); (viii) the announcement of this Agreement or the pendency or consummation of the Transactions (provided, that the exception in this clause (viii) does not apply to the use of Company Material Adverse Effect in Section 4.4 (or Section 7.2 as it relates to Section 4.4); (ix) compliance with the terms of, or the taking of any action expressly required by, this Agreement; (x) any decline in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such declines or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xi) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent or any of their directors or officers, arising from allegations of a breach or violation of applicable Law relating to this Agreement or the Merger or in connection with any other Transactions; except to the extent such effects resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vii) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business.

“Merger Consideration” means the aggregate amount of Per Common Share Parent Consideration, the aggregate amount of Per Share Preferred Merger Consideration, the aggregate amount of Per Common Share Additional Manager Consideration and the Company DER Consideration.

“Minimum Distribution Dividend” means such amount, if any, with respect to any taxable year of the Company ending on or prior to the Closing Date, which is required to be paid by the Company prior to the Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles, articles supplementary or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate or articles of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Buyer and (b) when used with respect to Parent or Buyer, the Company.

“Parent Adjusted Book Value Per Share” means, as of the Determination Date, the result of (a) Parent’s total consolidated common stockholders’ equity, divided by (b) the number of shares of Parent Common Stock issued and outstanding, plus any shares of Parent Common Stock issuable upon the conversion of the Parent’s Series A Convertible Preferred Stock, Parent’s Series C Convertible Preferred Stock and Parent’s Series D Convertible Preferred Stock in connection with the Listing, in each case as determined in accordance with GAAP applied in a manner consistent with the principles, policies and methodologies used in the preparation of Parent’s audited financial statements, after giving pro forma effect to the Parent Additional Dividend Amount or any other distributions on shares of Parent Common Stock that are declared or are anticipated to be declared for which the record date is or will be prior to the Effective Time, and certified thereto by the chief executive officer or chief financial officer of Parent; provided, however, that Parent Adjusted Book Value Per Share shall be decreased by the aggregate amount of Per Common Share Parent Cash Consideration to be paid by Parent hereunder.

“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Common Stock” means the common stock of Parent, par value $0.01 per share, and, after the effective time of the Reclassification, the Parent Class A Common Stock and the Parent Class B Common Stock.

“Parent Expenses” means a cash amount equal to $4,000,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intellectual Property” means the Intellectual Property used in the operation of the business of each of Parent and its Subsidiaries as presently conducted.

“Parent Management Agreement” means the Amended and Restated Advisory Agreement, dated as of January 19, 2018, by and among Parent, Benefit Street Realty Operating Partnership, L.P. and Parent Manager.

“Parent Preferred Stock” means the (a) Pre-Merger Parent Preferred Stock and (b) Parent Series E Cumulative Redeemable Preferred Stock to be issued in connection with the Merger.

“Parent Protected Information” means any confidential information of Parent or its Subsidiaries, trade secrets of Parent or its Subsidiaries, information to which Parent or any of its Subsidiaries has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by Parent or any of its Subsidiaries.

“Parent Series E Cumulative Redeemable Preferred Stock” means Parent’s 7.50% Series E Cumulative Redeemable Preferred Stock, with the terms of the Parent Series E Cumulative Redeemable Preferred Stock set forth in the articles supplementary substantially in the form attached hereto as Annex B, having the rights, preferences, privileges and voting powers materially the same as those of the Company Preferred Stock immediately prior to the Merger.

“Parent Stockholders” means the holders of Parent Common Stock and the holders of Parent Preferred Stock.

“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Per Common Share Additional Manager Consideration” means an amount equal to the product of (rounding to the nearest cent) (a) (x) the Company Adjusted Book Value Per Share, as determined in accordance with Section 3.1(c) and as such number may be adjusted in accordance with Section 3.1(d), multiplied by (y) 15.75%, multiplied by (b) 77.5%.

“Per Common Share Parent Cash Consideration” means an amount equal to the product of (rounding to the nearest cent) (a) (x) the Company Adjusted Book Value Per Share, as determined in accordance with Section 3.1(c) and as such number may be adjusted in accordance with Section 3.1(d), multiplied by (y) 15.75%, multiplied by (b) 22.5%.

“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by appropriate proceedings, (c) which is not material in amount and does not and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially impair the use, occupancy, value or marketability of the applicable property, (d) which is a statutory or common law Lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements and (e) which is imposed on the underlying fee interest in real property subject to a company lease.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Entity or a political subdivision, agency or instrumentality of a Governmental Entity).

“Pre-Merger Parent Preferred Stock” means Parent’s (i) Series A Convertible Preferred Stock, $0.01 par value per share, (ii) Series C Convertible Preferred Stock, $0.01 par value per share and (iii) Series D Preferred Stock, $0.01 par value per share.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Proposed Book Value Schedule” means a schedule, certified by the chief executive officer or chief financial officer of the Calculating Party, as applicable, setting forth in reasonable detail the good faith calculation of (i) Parent, with respect to the Parent Adjusted Book Value Per Share, or (ii) the Company, with respect to the Company Adjusted Book Value Per Share.

“Receiving Party” means (i) the Company, with respect to the Parent Adjusted Book Value Per Share, and (ii) Parent, with respect to the Company Adjusted Book Value Per Share.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other takeover or anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Returns” means any return, report, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transaction Expenses” means the cumulative fees and expenses incurred by the Company and any of its Subsidiaries in connection with the Transactions, including fees and expenses for services rendered to the Company for the Company’s financial and legal advisers, financial printer, proxy solicitor, transfer agent and virtual data room provider, other than Transfer Taxes. Set forth in Schedule 1.2 of the Company Disclosure Letter is an estimate as of the date hereof of the aggregate Transaction Expenses expected to be incurred in connection with the Transactions through and including the Closing.

“Transfer Taxes” means any stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes); provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar Taxes arising from the Transactions.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would be reasonably expected to, cause a breach of this Agreement.

ANNEX B

Form of Articles Supplementary Classifying Parent Series E Cumulative Redeemable Preferred Stock

BENEFIT STREET PARTNERS REALTY TRUST, INC.

ARTICLES SUPPLEMENTARY

7.50% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

BENEFIT STREET PARTNERS REALTY TRUST, INC., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The Articles of Amendment and Restatement of the Company (the “Charter”) authorize the issuance of 50,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Shares”), issuable from time to time in one or more series, and authorize the Company’s board of directors (the “Board”) to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption of such unissued shares.

SECOND: Under the authority contained in the Charter, the Board, in resolutions adopted at a telephonic meeting duly called and held on [●], 2021, has classified and designated Preferred Shares of the Company as 7.50% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, which upon any restatement of the Charter, shall be deemed to be part of Article V of the Charter, with any necessary or appropriate changes to the enumeration of sections or subsections hereof.

1.

Designation and Number. A series of Preferred Shares, classified as the “7.50% Series E Cumulative Redeemable Preferred Stock” is hereby established. The number of authorized shares of the Series E Preferred Stock shall be 10,329,039.

2.

Maturity. The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless (i) the Company decides to redeem or otherwise repurchase the Series E Preferred Stock or (ii) the Series E Preferred Stock becomes convertible and is actually converted pursuant to Section 7 hereof. The Company is not required to set aside funds to redeem the Series E Preferred Stock.

3.

Ranking. The Series E Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, (i) senior to all classes or series of the Common Stock of the Company, par value $0.01 per share (the “Common Shares”), including the classes of the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (“Class B Common Stock), and to all other equity securities issued by the Company other than equity securities referred to in clauses (ii) and (iii) of this Section 3; (ii) on parity with the Company’s Series A Convertible Preferred Stock, $0.01

par value per share, the Company’s Series C Convertible Preferred Stock, $0.01 par value per share, the Company’s Series D Convertible Preferred Stock, $0.01 par value per share, and all other equity securities issued by the Company with terms specifically providing that those equity securities rank on a parity with the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company. The term “equity securities” shall not include convertible debt securities.

4.	Dividends.

(a)

Holders of shares of the Series E Preferred Stock are entitled to receive, when, as and if authorized by the Board and declared by the Company, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of 7.50% of the $25.00 per share liquidation preference per annum (equivalent to $1.875 per annum per share). Dividends on the Series E Preferred Stock shall accumulate daily and shall be cumulative from, and including, [July 15], 2021 and shall be payable quarterly in arrears on the 15th day of each January, April, July and October (each, a “Dividend Payment Date”), commencing on [October 15], 2021; provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series E Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company for the Series E Preferred Stock at the close of business on the applicable record date, which shall be the last day of the quarter, whether or not a Business Day, immediately preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”). The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date.

(b)

No dividends on shares of Series E Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Company at any time when the terms and provisions of any agreement of the Company, including any agreement relating to any indebtedness of the Company, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(c)

Notwithstanding anything to the contrary contained herein, dividends on the Series E Preferred Stock will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears, and holders of the Series E Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described in Section 4(a) hereof. Any dividend payment made on the Series E Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series E Preferred Stock.

(d)

Except as provided in Section 4(e) hereof, unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, (i) no dividends (other than in Common Shares or in shares of any series of Preferred Shares that the Company may issue ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment upon Common Shares or Preferred Shares that rank junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation, (ii) no other distribution shall be declared or made upon Common Shares or Preferred Shares that rank junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation, and (iii) any Common Shares and Preferred Shares that rank junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company that rank junior to the Series E Preferred Stock as to dividends and upon liquidation; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of shares of any class or series of stock pursuant to the provisions of Article V of the Charter to preserve its status as a real estate investment trust for federal income tax purposes (“REIT”) or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock and any Preferred Shares that rank on a parity with the Series E Preferred Stock as to dividends or upon liquidation.

(e)

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Stock and the shares of any other series of Preferred Shares that rank on a parity as to dividends with the Series E Preferred Stock, all dividends declared upon the Series E Preferred Stock and any other series of Preferred Shares that rank on a parity as to dividends with the Series E Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and such other series of Preferred Shares that the Company may issue shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series E Preferred Stock and accumulated dividends per share on such other series of Preferred Shares (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears.

(f)

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(g)

“Set apart for payment” shall be deemed to include, without any action other than the following: the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Company, the allocation of funds to be so paid on any series or class of shares of stock of the Company; provided, however, that if any funds for any class or series of stock ranking junior to or on a parity with the Series E Preferred Stock as to the payment of dividends are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series E Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

5.	Liquidation Preference.

(a)

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series E Preferred Stock will be entitled to be paid out of the assets the Company has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of capital stock of the Company ranking senior to the Series E Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of Twenty-Five Dollars ($25.00) per share, plus an amount equal to any accumulated and unpaid dividends (whether or not earned or declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Common Shares or any other class or series of capital stock of the Company that it may issue that ranks junior to the Series E Preferred Stock as to liquidation rights.

(b)

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series E Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company that ranks on a parity with the Series E Preferred Stock in the distribution of assets, then the holders of the Series E Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c)

Holders of Series E Preferred Stock will be entitled to written notice of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other Company, trust or entity or of any other entity with or into the Company, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

(d)

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Company or otherwise, is permitted under the Maryland General Company Law, amounts that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series E Preferred Stock shall not be added to the Company’s total liabilities.

6.	Redemption.

(a)	As provided in Article V of the Charter, the Company may purchase or redeem shares of the Series E Preferred Stock in order to preserve its qualification as a REIT.

(b)

Optional Redemption Right. At any time, the Company may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

(c)

Special Optional Redemption Right. Upon the occurrence of a Change of Control (as defined below), the Company may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as hereinafter defined), the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock pursuant to this Section 6, the holders of Series E Preferred Stock will not have the Change of Control Conversion Right (as hereinafter defined) with respect to the shares called for redemption.

(d)

A “Change of Control” is deemed to occur when the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of capital stock of the Company entitling that person to exercise more than 50% of the total voting power of all capital stock of the Company entitled to vote generally in the election of directors of the Company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i), neither the Company nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American Equities (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

(e)

In the event the Company elects to redeem Series E Preferred Stock, the notice of redemption will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series E Preferred Stock called for redemption at such holder’s address as it appears on the stock transfer records of the Company and shall state: (i) the redemption date; (ii) the number of shares of Series E

Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates (if any) for the Series E Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date; (vi) whether such redemption is being made pursuant to Section 6(b) or Section 6(c) hereof; (vii) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (viii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series E Preferred Stock being so called for redemption will not be able to tender such shares of Series E Preferred Stock for conversion in connection with the Change of Control and that each share of Series E Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date. If less than all of the Series E Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series E Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given. Notwithstanding the foregoing, no notice of redemption will be required where the Company elects to redeem Series E Preferred Stock pursuant to Section 6(a) hereof to preserve its REIT status.

(f)

Holders of shares of Series E Preferred Stock to be redeemed shall surrender the Series E Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.

(g)

If notice of redemption of any shares of Series E Preferred Stock has been given and if the Company irrevocably sets apart for payment the funds necessary for redemption in trust for the benefit of the holders of the shares of Series E Preferred Stock so called for redemption, then from and after the redemption date (unless the Company shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series E Preferred Stock, those shares of Series E Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

(h)

If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day.

(i)

If less than all of the outstanding Series E Preferred Stock is to be redeemed, the Series E Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method the Company shall determine, subject to the Company’s continued qualification as a REIT.

(j)

Immediately prior to any redemption of Series E Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series E Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided in this Section 6(j), the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series E Preferred Stock to be redeemed.

(k)

Unless full cumulative dividends on all shares of Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series E Preferred Stock shall be redeemed unless all outstanding shares of Series E Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series E Preferred Stock (except by exchanging them for its capital stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of shares of Series E Preferred Stock pursuant to Article V of the Charter to preserve its REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock.

(l)

Subject to applicable law, the Company may purchase shares of Series E Preferred Stock in the open market, by tender or by private agreement. Any shares of Series E Preferred Stock that the Company acquires may be retired and re-classified as authorized but unissued Preferred Shares, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Shares.

7.

Change of Control Conversion Right. Shares of Series E Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Section 7.

(a)

Upon the occurrence of a Change of Control, each holder of Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock held by such holder pursuant to Section 6 hereof, in which case such holder will have the right only with respect to shares of Series E Preferred Stock that are not called for redemption) to convert some or all of the shares of Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of Common Shares (which, for avoidance of doubt, shall be shares of the Company’s Class A Common Stock if more than one class of Common Shares is then outstanding) per share of Series E Preferred Stock (the “Common Shares Conversion Consideration”) equal to the lesser of: (i) the quotient obtained by dividing (x) the sum of the $25.00 liquidation preference per share of Series E Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not earned or declared) thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date for the Series E Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by (y) the Common Shares Price (as defined below) (such quotient, the “Conversion Rate”); and (ii) [            ] (the “Share Cap”), subject to adjustments provided in Section 7(b) below.

(b)

Subsequent to the initial issuance of Series E Preferred Stock, the Share Cap shall be subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Shares to existing holders of Common Shares), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Shares as follows: the adjusted Share Cap as the result of a Share Split will be the number of Common Shares that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Shares outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Shares outstanding immediately prior to such Share Split. For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Shares (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series E Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

(c)

The “Change of Control Conversion Date” is the date the Series E Preferred Stock is to be converted, which will be a Business Day selected by the Company that is neither fewer than 20 days nor more than 35 days after the date on which it provides the notice described in Section 7(h) to the holders of Series E Preferred Stock.

(d)

The “Common Shares Price” is (i) if the consideration to be received in the Change of Control by the holders of Common Shares is solely cash, the amount of cash consideration per Common Share or (ii) if the consideration to be received in the Change of Control by holders of Common Shares is other than solely cash (x) the average of the closing sale prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which Common Shares are then traded, or (y) the average of the last quoted bid prices for Common Shares in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if Common Shares are not then listed for trading on a U.S. securities exchange.

(e)

In the case of a Change of Control pursuant to which Common Shares are or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series E Preferred Stock will receive upon conversion of such shares of Series E Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of Common Shares equal to the Common Shares Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Shares Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

(f)

If the holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding Common Shares that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding Common Shares that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

(g)

No fractional shares of Common Shares upon the conversion of the Series E Preferred Stock in connection with a Change of Control will be issued. Instead, the Company will make a cash payment equal to the value of such fractional shares based upon the Common Shares Price used in determining the Common Shares Conversion Consideration for such Change of Control.

(h)

Within 15 days following the occurrence of a Change of Control, provided that the Company has not exercised its right to redeem all shares of Series E Preferred Stock pursuant to Section 6 hereof, the Company will provide to holders of Series E Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of the Series E Preferred Stock in their addresses as they appear on the stock transfer records of the Company and shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series E Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Shares Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem all or any shares of Series E Preferred Stock, holders will not be able to convert the shares of Series E Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series E Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series E Preferred Stock; (ix) the procedures that the holders of Series E Preferred

Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series E Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

(i)

The Company shall also issue a press release containing such notice provided for in Section 7(h) hereof for publication on the Wall Street Journal, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on its website, in any event prior to the opening of business on the first business day following any date on which it provides the notice provided for in Section 7(h) hereof to the holders of Series E Preferred Stock.

(j)

To exercise the Change of Control Conversion Right, the holders of Series E Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series E Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series E Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series E Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by the Company, duly completed, to its transfer agent. The conversion notice must state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series E Preferred Stock to be converted; and (iii) that the shares of Series E Preferred Stock are to be converted pursuant to the applicable provisions of the Series E Preferred Stock.

(k)

Holders of Series E Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent of the Company prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series E Preferred Stock; (ii) if certificated Series E Preferred Stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Series E Preferred Stock; and (iii) the number of shares of Series E Preferred Stock, if any, which remain subject to the holder’s conversion notice.

(l)

Notwithstanding anything to the contrary contained in Sections 7(j) and (k) hereof, if any shares of Series E Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

(m)

Series E Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the

Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock pursuant to Section 6 hereof, in which case only the shares of Series E Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If the Company elects to redeem shares of Series E Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series E Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price as provided in Section 6 hereof.

(n)

The Company shall deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any Common Shares or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

(o)

In connection with the exercise of any Change of Control Conversion Right, the Company shall comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series E Preferred Stock into Common Shares or other property. Notwithstanding any other provision of the Series E Preferred Stock, no holder of Series E Preferred Stock will be entitled to convert such shares of Series E Preferred Stock into Common Shares to the extent that receipt of such Common Shares would cause such holder (or any other person) to exceed the applicable share transfer and ownership limitations contained in Article V of the Charter.

(p)

Notwithstanding anything to the contrary herein and except as otherwise required by law, the persons who are the holders of record of shares of Series E Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date. Except as provided in this Section 7(p), the Company will make no allowance for unpaid dividends that are not in arrears on the shares of Series E Preferred Stock to be converted.

8.	Limited Voting Rights.

(a)

Holders of the Series E Preferred Stock will not have any voting rights, except as set forth in this Section 8. On each matter on which holders of Series E Preferred Stock are entitled to vote, each share of Series E Preferred Stock will be entitled to one vote, except that when shares of any other class or series of the Preferred Shares have the right to vote with the Series E Preferred Stock as a single class on any matter, the Series E Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).

(b)	Whenever dividends on any shares of Series E Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting the Board will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and with which the Series E Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series E Preferred Stock, voting as a single class with all other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of those two directors, will be entitled to vote for the election of those two additional directors at a special meeting called by the Company at the request of the holders of record of at least 25% of the outstanding shares of Series E Preferred Stock or by the holders of any other class or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders of the Company, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders of the Company), and at each subsequent annual meeting until all dividends accumulated on the Series E Preferred Stock for all past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In that case, the right of holders of the Series E Preferred Stock to elect any directors will cease and, unless there are other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of the Series E Preferred Stock shall immediately terminate and the number of directors constituting the Board shall be reduced accordingly. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the Series E Preferred Stock (voting as a single class with all other classes or series of Preferred Shares that the Company may issue and upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of such directors) pursuant to the voting rights under this Section 8 exceed two.

(c)

If a special meeting at a place within the United States designated by the Company is not called by the Company within 30 days after request from the holders of Series E Preferred Stock as described in Section 8(b) hereof, then the holders of record of at least 25% of the outstanding Series E Preferred Stock may designate a holder to call the meeting at the expense of the Company and such meeting may be called by the holder so designated upon notice similar to that required for annual meetings of stockholders and shall be held at the place within the United States designated by the holder calling such meeting. The Company shall pay all costs and expenses of calling and holding any meeting and of electing directors pursuant to Section 8(b) hereof, including, without limitation, the cost of preparing, reproducing and mailing the notice of such meeting, the cost of renting a room for such meeting to be held, and the cost of collecting and tabulating votes.

(d)

If, at any time when the voting rights conferred upon the Series E Preferred Stock pursuant to Section 8(b) hereof are exercisable, any vacancy in the office of a director elected pursuant to Section 8(b) shall occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the outstanding Series E Preferred Stock and any other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of directors pursuant to Section 8(b). Any director elected or appointed pursuant to Section 8(b) may be removed only by the affirmative vote of holders of the outstanding Series E Preferred Stock and any other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which classes or series of Preferred Shares are entitled to vote as a class with the Series E Preferred Stock in the election of directors pursuant to Section 8(b), such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series E Preferred Stock and any such other classes or series of Preferred Shares, and may not be removed by the holders of the Common Shares.

(e)

So long as any shares of Series E Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series E Preferred Stock outstanding at the time, voting together as a single class with all series of Preferred Shares ranking on a parity with the Series E Preferred Stock upon which like voting rights have been conferred and are exercisable , given in person or by proxy, either in writing or at a meeting, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of the authorized capital stock of the Company into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in clause (ii), so long as the Series E Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon an occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series E Preferred Stock and, provided further, that any increase in the amount of the authorized Common Shares or Preferred Shares, including the Series E Preferred Stock, or the creation or issuance of any additional shares of Series E Preferred Stock or other series of Preferred Shares that the Company may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series E Preferred Stock that the Company may issue with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(f)

The voting rights provided for in this Section 8 will not apply if, at or prior to the time when the act with respect to which voting by holders of the Series E Preferred Stock would otherwise be required pursuant to this Section 8 shall be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption pursuant to Section 6 hereof.

(g)

Except as expressly stated in this Section 8, the Series E Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

(h)

Notwithstanding the foregoing, holders of any series of Preferred Shares ranking on a parity with the Series E Preferred Stock shall not be entitled to vote together as a class with the holders of Series E Preferred Stock on any amendment, alteration or repeal of any provision of the Charter unless such action affects the holders of the Series E Preferred Stock and such other series of Preferred Shares equally.

9.

Information Rights. During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series E Preferred Stock are outstanding, the Company will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series E Preferred Stock, as their names and addresses appear on the record books of the Company and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q, respectively, that the Company would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series E Preferred Stock. The Company will use its best efforts to mail (or otherwise provide) the information to the holders of the Series E Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Company were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Company would be required to file such periodic reports if it were a “non-accelerated filer” within the meaning of the Exchange Act.

10.	Restrictions on Transfer and Ownership. The Series E Preferred Stock shall be subject to the restrictions on transfer and ownership set forth in Article V of the Charter.

11.

Record Holders. The Company and the transfer agent for the Series E Preferred Stock may deem and treat the record holder of any Series E Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Company nor the transfer agent shall be affected by any notice to the contrary.

12.

Office or Agency. For so long as any shares of Series E Preferred Stock are outstanding, the Company shall at all times maintain an office or agency in one of the 48 contiguous States of the United States of America where shares of Series E Preferred Stock may be surrendered for payment (including upon redemption), registration of transfer or exchange.

THIRD: The Series E Preferred Stock has been classified and designated by the Board of Directors of the Company under the authority contained in the Charter. These Articles Supplementary have been approved by the Board of Directors of the Company in the manner and vote required by law.

FOURTH: These Articles Supplementary shall become effective upon acceptance by the SDAT.

FIFTH: The undersigned Chief Financial Officer and Treasurer of the Company acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer and Treasurer of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature page follows.]

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested to by its Secretary on this [●]th day of [●], 2021.

WITNESS:		BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:		By:
	Name: Micah Goodman		Name: Jerome S. Baglien
	Title: Secretary		Title: Chief Financial Officer and Treasurer

Exhibit 3.1

CAPSTEAD MORTGAGE CORPORATION

AMENDMENT TO BYLAWS

The Amended and Restated Bylaws of Capstead Mortgage Corporation are hereby amended by adding a new Article IX to read as follows:

ARTICLE IX

Exclusive Forum for Certain Litigation

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under federal securities laws, (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law, or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any director, officer or employee of the Corporation to the Corporation or to the stockholders of the Corporation or (ii) any action asserting a claim against the Corporation or any director, officer or employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law, the Charter or these Bylaws, or (c) any other action asserting a claim against the Corporation or any director, officer or employee of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Exhibit 99.1

Benefit Street Partners Realty Trust and Capstead Mortgage Corporation to Merge

Combined company, Franklin BSP Realty Trust, to become fourth largest commercial mortgage REIT

NEW YORK, NY & DALLAS, TX – July 26, 2021 – Benefit Street Partners Realty Trust, Inc. (“BSPRT”), a publicly-registered, non-listed real estate investment trust (“REIT”), and Capstead Mortgage Corporation (NYSE: CMO) (“Capstead”), a REIT, today announced they have entered into a definitive merger agreement. Under the terms of the agreement, Capstead common stockholders will receive a cash payment equal to a 15.75% premium to Capstead’s diluted book value per share and shares of BSPRT common stock calculated on an adjusted “book-for-book” basis. The book values for Capstead and BSPRT used to calculate the cash consideration and exchange ratio will be set on a date prior to the closing of the transaction. Based on the June 30 adjusted book values per share,1 the implied cash payment would be $0.99 per share and the total value would be $7.30 per share, representing an implied 20% premium to the last reported sale price of Capstead common stock on the New York Stock Exchange (“NYSE”) on July 23, 2021.

The combined company, to be called “Franklin BSP Realty Trust” post-close, will transition the capital base of Capstead, a residential mortgage REIT, into commercial mortgage loans where BSPRT is focused. BSPRT’s external manager, Benefit Street Partners L.L.C. (“BSP”), a wholly-owned subsidiary of Franklin Resources, Inc. (“Franklin Templeton”), will manage the combined company following the completion of the transaction. Upon closing the transaction, which is expected in the fourth quarter of 2021, the combined company will become the fourth largest commercial mortgage REIT with nearly $2 billion of pro forma equity and its common stock will trade on the NYSE under the new ticker symbol FBRT.

Highlights of the Merger

•

Transaction provides Capstead common stockholders with a cash payment at closing equal to a 15.75% premium to diluted book value per share and an ongoing ownership interest in Franklin BSP Realty Trust with the potential for higher returns and dividend yields.

•	Franklin BSP Realty Trust will be the 4th largest commercial mortgage REIT with nearly $2 billion of pro forma equity.

•

Transition to BSPRT’s strategy of originating commercial mortgage loans, which has delivered returns on equity in excess of 10%, is expected to generate higher returns with less volatility and lower leverage than Capstead’s current strategy.

[1]	Based on June 30, 2021 Capstead book value per share of $6.35 and BSPRT expected book value per share of $18.28.

•

Franklin BSP Realty Trust will be externally managed by an experienced team of approximately 60 real estate credit investment professionals at BSP, led by Michael Comparato, BSP’s Head of Commercial Real Estate, and Franklin Templeton with significant investment and risk management expertise across the credit spectrum.

•	Franklin BSP Realty Trust will be publicly traded on the NYSE under the ticker FBRT, providing existing BSPRT stockholders greater access to liquidity.

•	A $100 million common stock repurchase program will be available post-closing to support the combined company’s common stock trading level.

Richard J. Byrne, President and Chief Executive Officer of BSPRT, said, “With the combined capital of BSPRT and Capstead, we are well positioned to capture opportunities ahead of us and create superior value for our stockholders. We believe our differentiated investment strategy, marked by a focus on middle market commercial real estate mortgages, provides us a significant competitive advantage with a large-scale, diverse portfolio that has delivered strong growth and attractive returns over the long term. Coupled with BSP’s strong deal sourcing and underwriting capabilities supported by Franklin Templeton’s world class sponsorship, the new Franklin BSP Realty Trust will be poised to benefit from the large and compelling commercial real estate lending market opportunity resulting from a significant volume of upcoming commercial real estate debt maturities.”

Phillip A. Reinsch, Chief Executive Officer of Capstead, said, “This transaction provides Capstead common stockholders with an immediate and sizable cash premium and significant opportunity to participate in the upside of the combined company as it establishes itself as one of the larger publicly-traded commercial mortgage REITs. After conducting a thorough strategic review, our Board concluded redirecting Capstead’s capital into commercial real estate lending by combining with a highly respected originator that has a strong track record and best-in-class sponsorship is an exciting opportunity. Combining with BSPRT will allow Capstead’s stockholders to transition into an ownership position in a leading commercial mortgage REIT capable of generating 10%-plus returns on equity that we believe has significant long-term growth potential.”

The combined company will be externally managed by BSP, a leading credit-focused alternative asset manager with approximately $32 billion of assets under management as of June 30, 2021. BSP is a wholly-owned subsidiary of Franklin Templeton, one of the largest independent asset managers in the world with over $1.5 trillion of assets under management as of June 30, 2021.

External manager BSP will fund approximately $75 million of the cash merger consideration to be paid for each share of Capstead common stock. The remaining cash consideration will be funded by BSPRT, which will also issue shares of the combined company’s common stock for each share of Capstead common stock based on an adjusted book-for-book exchange. The merger will be a taxable transaction for U.S. federal income tax purposes.

In addition to the above consideration, BSPRT will assume Capstead’s $100 million in unsecured borrowings maturing in 2035 and 2036 and $258 million of issued and outstanding 7.50% Series E cumulative redeemable preferred stock, which will be exchanged for new preferred shares of the combined company with the same terms.

BSPRT and BSP have committed to certain structural and market protections to support the combined company’s common stock performance following completion of the merger, including a 6-month lock-up for approximately 94% of the current shares of BSPRT common stock and a committed common stock repurchase plan of up to $100 million to support the combined company’s stock price beginning four weeks after closing, up to $35 million of which will be funded by BSP and Franklin Templeton.

The transaction has been unanimously approved by both companies’ Boards of Directors and is subject to customary closing conditions, including the approval of Capstead’s stockholders.

Credit Suisse is serving as financial advisor and Hunton Andrews Kurth LLP is serving as legal advisor to Capstead. Houlihan Lokey served as lead financial advisor, and Barclays served as financial advisor, to BSPRT. Hogan Lovells US LLP served as legal advisor to BSPRT.

Investor Conference Call

Capstead and BSPRT will hold a joint investor conference call on Monday, July 26, 2021 at 8:30 A.M. ET to discuss the merger. To access the conference call, dial toll free (877) 505-6547 in the U.S., (855) 669-9657 for Canada, or (412) 902-6660 for international callers and ask to join the Capstead Mortgage Corporation conference call. Please dial in approximately 10 minutes prior to the above start time. The audio replay will be available one hour after the end of the conference call. The replay can be accessed by dialing toll free (877) 344-7529 in the U.S., (855) 669-9658 for Canada, or (412) 317-0088 for international callers and entering conference number 10159055. A live audio webcast of the conference call can be accessed through a link in the investor relations section of Capstead’s website at www.capstead.com and BSPRT’s website at www.bsprealtytrust.com. Please allow extra time prior to the call to download and install audio software, if needed. An audio archive of the webcast will be available on each company’s website.

About Capstead

Formed in 1985 and based in Dallas, Texas, Capstead is a mortgage REIT that earns income from investing in a leveraged portfolio of residential adjustable-rate mortgage pass-through securities, referred to as ARM securities, issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae.

About Benefit Street Partners Realty Trust

Benefit Street Partners Realty Trust, Inc. (“BSPRT”) is a publicly-registered, private real estate investment trust that originates, acquires and manages a diversified portfolio of commercial real estate debt secured by properties located in the United States. As of June 30, 2021, BSPRT had over $3 billion of assets. BSPRT is externally managed by Benefit Street Partners L.L.C. For further information, please visit www.bsprealtytrust.com.

About Benefit Street Partners

Benefit Street Partners L.L.C. (“BSP”) is a leading credit-focused alternative asset management firm with over $32 billion in assets under management as of June 30, 2021. BSP manages assets across a broad range of complementary credit strategies, including private/opportunistic debt, structured credit, high yield, special situations, and commercial real estate. Based in New York, the BSP platform was established in 2008. BSP is a wholly owned subsidiary of Franklin Templeton. For further information, please visit www.benefitstreetpartners.com.

About Franklin Templeton

Franklin Resources, Inc. (NYSE:BEN) is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 165 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company brings extensive capabilities in equity, fixed income, multi-asset solutions and alternatives. With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has over 70 years of investment experience and over $1.5 trillion in assets under management as of June 30, 2021. For more information, please visit franklinresources.com.

Contacts

Investor:

Capstead Mortgage Corporation

Lindsey Crabbe, Investor Relations

(214) 874-2339

lcrabbe@capstead.com

Benefit Street Partners Realty Trust

Amy Theaumont

Vice President, Investor Relations

(617) 433-2543

a.theaumont@benefitstreetpartners.com

Media for Capstead

Sard Verbinnen & Co

Stephen Pettibone \ Cameron Seligmann

(212) 687-8080

Capstead-SVC@sardverb.com

Media for Benefit Street Realty Trust:

Prosek Partners: Kate Dillon

(518) 859-2892

kate.dillion@prosek.com

Franklin Templeton Corporate Communications

Rebecca Radosevich

(212) 632-3207

rebecca.radosevich@franklintempleton.com

Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Capstead or BSPRT stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including the approval of the proposed transaction by holders of Capstead’s common stock; business disruption following completion of the merger; fluctuations in the adjusted book value per share of both Capstead and BSPRT; and the other risks and important factors contained and identified in Capstead’s and BSPRT’s filings with the Securities and Exchange Commission (“SEC”), including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this communication are made only as of the date hereof. Neither Capstead nor BSPRT undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Proposed Merger Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated July 25, 2021, by and among BSPRT, Rodeo Sub I, LLC, Capstead and BSP. In connection with the proposed merger transaction, BSPRT expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Capstead that also constitutes a prospectus of BSPRT, which proxy statement/prospectus will be mailed or otherwise disseminated to Capstead’s common stockholders when it becomes available. BSPRT and Capstead also plan to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED

TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. You may obtain a free copy of the proxy statement/prospectus and other relevant documents (if and when they become available) filed by BSPRT or Capstead with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by BSPRT with the SEC will be available free of charge on BSPRT’s website at www.bsprealtytrust.com or by contacting BSPRT’s Investor Relations at (844) 785-4393. Copies of the documents filed by Capstead with the SEC will be available free of charge on Capstead’s website at www.capstead.com or by contacting Capstead’s Investor Relations at (214) 874-2339.

Certain Information Regarding Participants

BSPRT and Capstead and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. You can find information about BSPRT’s executive officers and directors in BSPRT’s definitive proxy statement filed with the SEC on April 8, 2021, in connection with BSPRT’s 2021 annual meeting of stockholders. You can find information about Capstead’s executive officers and directors in Capstead’s definitive proxy statement filed with the SEC on April 1, 2021, in connection with its 2021 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from BSPRT or Capstead using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exhibit 99.2

FRANKLIN TEMPLETON

BENEFIT STREET PARTNERS REALTY TRUST

CAPSTEAD

July 26, 2021

Franklin BSP Realty Trust formed through merger of Benefit Street Partners Realty Trust, Inc. and Capstead Mortgage Corporation July 26, 2021 Exhibit 99.2

Important Information ADDITIONAL INFORMATION ABOUT THE MERGER: In connection with the proposed merger, Benefit Street Partners Realty Trust (“BSPRT”) intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Capstead Mortgage Corporation (“CMO”) and will also constitute a prospectus of BSPRT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CMO. In connection with the proposed merger, BSPRT and CMO also plan to file relevant materials with the SEC. STOCKHOLDERS OF CMO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to CMO’s stockholders. Investors may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BSPRT and CMO free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by BSPRT with the SEC will be available free of charge on BSPRT’s website at http://www.bsprealtytrust.com or by contacting BSPRT’s Investor Services at (844) 785-4393, as they become available. Copies of the documents filed by CMO with the SEC will be available free of charge on CMO’s website at http://www.capstead.com or by contacting CMO’s Investor Relations at (214) 874-2339. PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER: BSPRT and CMO and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from CMO stockholders in respect of the proposed merger among BSPRT, CMO and their respective subsidiaries. Information about the directors and executive officers of CMO is available in the proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 1, 2021. Information about directors and executive officers of BSPRT is available in the proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 8, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Stockholders of CMO should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from BSPRT or CMO using the sources indicated above. NO OFFER OR SOLICITATION: This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger. Disclaimer on Forward-Looking Statements: This communication contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither BSPRT or Capstead can give any assurance that their expectations will be attained. Factors that could cause actual results to differ materially from BSPRT’s or CMO’s expectations include those set forth in the section entitled “Risk Factors” in BSPRT’s and CMO’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by BSPRT and CMO with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither BSPRT nor CMO undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Transaction Highlights 3 Premium Valuation $7.30 per share estimated total consideration, representing 115.75% of CMO’s diluted book value per share as of June 30, 2021 and a 20.0% premium to CMO’s market price as of July 23, 2021 Includes cash consideration of $0.99 per CMO diluted common share calculated as of June 30, 2021 Compelling Business Combination Would create the 4th largest publicly-traded commercial mortgage REIT with nearly $2 billion in pro forma equity; new capital is additive to an existing and seasoned book of commercial mortgages focused on multifamily At closing, BSPRT shares will be listed and publicly-traded on the NYSE under the ticker “FBRT” Structural Features to Support Stock Price $100 million post-closing share repurchase commitment, including $35 million funded by Franklin BSPRT stockholders subject to 6-month lock up period after closing (1) 1 2 3 4 5 Improved Balance Sheet and Earnings Profile Reduces estimated leverage, with BSPRT current leverage of 2.4x (v. CMO leverage of 6.8x) Strong distributable earnings in excess of a 10% ROE Expected to pay substantially all earnings in the form of dividends Note: Financial data estimated as of June 30, 2021 (1) Stockholder lock up period applies to all but 6% of shares The combination of Benefit Street Partners Realty Trust, Inc. (“BSPRT”) and Capstead Mortgage Corporation (“CMO”) would create one of the largest publicly traded commercial mortgage real estate investment trusts (“REIT”) and is anticipated to generate significant long-term value for all stockholders Similarly Performing Commercial Mortgage REITs Trade Above Book Value World Class Sponsorship with Leading Global Asset Management Platforms, Benefit Street Partners and Franklin Templeton 6

Compelling Valuation for CMO Stockholders

BENEFIT STREET PARTNERS REALTY TRUST   CAPSTEAD

Combination of stock from BSPRT and cash consideration

$ per share
1.0000x
0.1575x
1.1575x
$6.30
$0.99
$7.30
Premiums of 20% and 15% of CMO's July 23, 2021 closing price and June 30 book value
$6.08
$6.35
BSPRT Common Stock (1)
BSP & BSPRT Cash
Total Consideration to CMO Stockholders (2)
CMO's Closing Price as of July 23, 2021
CMO's Book Value as of June 30, 2021

4

Compelling Valuation for CMO Stockholders $ per share 1.0000x 0.1575x 1.1575x Note: represents multiple of CMO diluted book value per share as of June 30, 2021. Value of consideration subject to final exchange ratio determined at closing based on BSPRT and CMO book values at that time. Combination of stock from BSPRT and cash consideration Premiums of 20% and 15% of CMO's July 23, 2021 closing price and June 30 book value Note: Implied merger consideration based on estimated June 30, 2021 diluted book value per share; Final merger consideration based on each company’s respective diluted book value per share as calculated immediately prior to closing BSPRT shares issued at 1.00x estimated diluted book value per share estimated as of June 30, 2021, adjusted for the cash premium paid by BSPRT. $6.35 represents basic book value per share as of June 30, 2021; diluted book value per share of $6.30 as of June 30, 2021 $0.22 per share estimated cash paid by BSPRT to CMO stockholders and $0.77 per share estimated cash paid by BSP to CMO stockholders (1) (2)

World Class Sponsorship with Leading Global Managers Benefit Street Partners (“BSP”)* is a leading alternative investment manager with a credit focus * BSP’s credit business began in 2008 with the launch of Providence Equity Capital Markets L.L.C. ("PECM"), BSP's former affiliate. AUM refers to the assets under management for all credit funds and separately managed accounts managed by BSP. AUM amounts are approximations as of June 30, 2021, and are unaudited. Certain amounts are preliminary and remain subject to change As of June 30, 2021 As of June 30, 2021. Investment professionals include portfolio managers, research analysts, research associates, investment support and executives of Franklin Templeton, Legg Mason and subsidiary investment management groups 100 Investment Professionals (2) $32 billion Total Assets Under Management (1) 198 Employees (2) 6 Offices BSP is a Franklin Templeton (“FT”) company; FT is the sixth largest independent asset manager in the world Total Assets Under Management (2) 1,250+ Investment Professionals (3) 11,000+ Employees 34 Countries with Offices $1.5 trillion BSPRT is a public, non-traded commercial mortgage REIT with over $3 billion in commercial real estate assets (99% senior loans) externally managed by Benefit Street Partners, a leading $32 billion credit focused alternative asset management and subsidiary of Franklin Templeton

Transaction Summary Company to be Acquired Capstead Mortgage Corporation Implied Offer Price Per Share and Transaction Value $7.30 per share implied merger consideration $712 implied total common equity consideration Premium 20.0% premium to CMO’s closing price (1) 1.1575x diluted book value per share (2) Merger Consideration Implied $6.30 fully diluted per share Benefit Street Partners Realty Trust common stock 0.3521x estimated exchange ratio to be finalized prior to closing (3) Implied $0.99 per share cash Implied $0.22 estimated per share funded by BSPRT Implied $0.77 estimated per share funded by the advisor, Benefit Street Partners BSPRT will assume CMO’s $258 million of issued and outstanding 7.50% Series E cumulative redeemable preferred stock, which will be exchanged for new preferred shares of the combined company with the same terms Additional Stock Price Support $100 million share buyback program instituted post-closing $35 million of purchases to be funded by an affiliate of BSP Shares to be acquired if the stock price falls below book value per share Approx. 94% of BSPRT shares to be locked up for 6 months after the closing of the merger Management and Governance Following closing, BSPRT’s current external manager Benefit Street Partners will continue to serve as manager to the combined company (4) At closing, existing CMO independent directors will fill 3 newly created BSPRT board seats Estimated Pro Forma Ownership Approx. 62.7% BSPRT Approx. 37.3% CMO Expected Closing Subject to CMO common stockholder approval and other customary closing conditions Target closing fourth quarter 2021 At closing, BSPRT shares will be listed and publicly-traded on the NYSE under the ticker “FBRT” Note: Implied merger consideration and pro forma ownership based on estimated June 30, 2021 diluted book value per share As of July 23, 2021 Diluted book value per share as of June 30, 2021 Based on each company’s respective diluted book value per share as calculated prior to closing; the exchange ratio shown is based on June 30, 2021 for illustrative purposes 1.50% management fee on stockholders’ equity, plus an annual subordinated performance fee of 15.0% of any excess return above 6.0% per year

Strategic Combination with Significant Scale

BENEFIT STREET PARTNERS REALTY TRUST | CAPSTEAD

$ billions, unless otherwise stated

$4.9
$3.9
$2.3
$1.9
$1.8
$1.5
$1.5
$1.3
$1.3
$1.0
$0.9
$0.7
~$900 million of equity
Starwood Property Trust
Blackstone Mortgage Trust
Apollo CRE Finance
Pro Forma BSPRT
BrightSpire Capital (1)
Ladder Capital Corp
TPG RE Finance Trust (2)
KKR Real Estate Finance Trust (3)
Ready Capital (4)
BSPRT
Granite Point Mortgage Trust
Ares Commercial Real Estate (5)

Note: Financial data as of March 31, 2021. Based on equity (including preferred equity) and assumes $873 million of Capstead total equity
(1) Formerly known as Colony Credit Real Estate
(2) TRTX include $175.0 million of preferred equity raised in June 2021
(3) KREF includes $172.5 million of preferred equity raised in April 2021 and $101.5 million of common equity raised in May 2021
(4) RC includes $100.0 million of preferred equity raised in June 2021
(5) ACRE includes $101.8 million of common equity raised in June 2021

7

Strategic Combination with Significant Scale Note: Financial data as of March 31, 2021. Based on equity (including preferred equity) and assumes $873 million of Capstead total equity Formerly known as Colony Credit Real Estate TRTX include $175.0 million of preferred equity raised in June 2021 KREF includes $172.5 million of preferred equity raised in April 2021 and $101.5 million of common equity raised in May 2021 RC includes $100.0 million of preferred equity raised in June 2021 ACRE includes $101.8 million of common equity raised in June 2021 BSPRT would become the 4th largest publicly-traded commercial mortgage REIT ~$900 million of equity $ billions, unless otherwise stated (1) (2) (3) (4) (5)

Benefits to Capstead Stockholders Selected Highlights Attractive Valuation Estimated $7.30 per share, representing a 20.0% premium to CMO’s closing stock price as of July 23, 2021, and 1.1575x diluted book value per share as of June 30, 2021 100% of the premium (estimated $0.99 per share) is cash payable to CMO stockholders at closing Increased Scale, Portfolio Diversity, and Other Operating Capabilities Investment strategy transition to proprietary, directly originated commercial mortgage loans capable of driving higher returns with less volatility BSPRT’s recent returns on equity is in excess of 10% on an annualized basis BSPRT’s commercial loan portfolio is comprised of floating rate loans with low LTVs and over half the portfolio is focused on multifamily lending On average, commercial mortgage REITs have outperformed residential mortgage REITs over the past three years and have traded at higher price-to-book multiples (1) Earnings and Dividend Accretion Transaction expected to be accretive to distributable earnings and dividends per share in approximately four quarters Stable Financing and Lower Leverage BSPRT’s investment strategy and attractive equity returns have been achieved with significantly less leverage 83% of BSPRT’s debt funding is through non-recourse, non-mark-to-market securitization structures BSPRT leverage of 2.4x (v. Capstead leverage of 6.8x) Attractive Structural Features $100 million share buyback plan post-closing to support the stock price if it falls below book value per share Approx. 94% of BSPRT shares to be locked up for six months after closing Note: Financial data as of March 31, 2021 unless otherwise stated. Market data as of July 23, 2021 27.9% average total return over the past three years and 1.12x price-to-book for commercial mortgage REITs, which include STWD, BXMT, ARI, KREF, RC, TRTX, ACRE; (11.2)% total return over the past three years and 0.90x price-to-book for residential mortgage REITs, which include NRZ, CIM, PMT, MFA, NYMT, RWT, EFC, AJX, WMC, MITT, NLY, AGNC, TWO, IVR, ARR, CMO, DX, ORC, CHMI, EARN, AAIC

Benefits to BSPRT Stockholders Selected Highlights Immediate Scale Nearly doubles BSPRT’s total equity base at closing, accelerating BSPRT’s ability to originate new commercial real estate loans and grow assets Adds an estimated $873 million of total equity Attractive Opportunity to Redeploy Capital CMO’s high quality, liquid and short duration investment portfolio is expected to be redeployed over time into more attractive, higher return investments directly originated by BSPRT 99% of CMO’s investment portfolio is invested in agency or government guaranteed adjustable rate mortgage-backed securities Allows BSPRT to accelerate capital deployment into attractive origination opportunities currently in backlog Liquidity Event Listing of BSPRT shares will provide current stockholders option of a liquidity event (subject to the six-month lock up for 94% of BSPRT’s current stockholders) Also creates a currency to pursue potential growth opportunities $110 million of Direct Manager Support (1) BSPRT’s External Manager BSP is funding approximately $75 million of the premium payable to CMO stockholders Franklin Templeton is committing $35 million of the $100 million stock support through share purchases post-closing Note: Financial data as of March 31, 2021 (1) Final amount of cash premium paid by External Manager BSP to be determined at closing

BSPRT – Overview and Investment Strategy

Benefit Street Partners Realty Trust Overview

Company Description

Targeted Dividend Yield of 10%+ on Book Value

Note: All financial metrics as of March 31, 2021

11

Benefit Street Partners Realty Trust Overview $3.6bn Total Assets 2.4x Debt / Equity Leverage Ratio 12.5% Return on Equity (1) 11.5% Distributable Earnings Return on Equity (1) $1.0bn Total Equity Value Targeted Dividend Yield of 10%+ on Book Value Note: All financial metrics as of March 31, 2021 Represents the average of Q4 2020 and Q1 2021 annualized return on equity Commercial Mortgage REIT 99% Senior Secured Mortgage Loans Company Description

Benefit Street Partners Realty Trust Overview

BENEFIT STREET PARTNERS REALTY TRUST

CAPSTEAD

Key Differentiators

1. Strong Team/Sponsorship
2. Diversified Portfolio of Senior, Floating Rate Loans
3. Differentiated Strategy is Intended to Produce Best Risk/Reward
4. Attractive NIM Spread & Leverage
5. Conservative and Flexible Balance Sheet
6. Credit Focused Culture

12

Benefit Street Partners Realty Trust Overview Key Differentiators Strong Team/Sponsorship Diversified Portfolio of Senior, Floating Rate Loans Differentiated Strategy is Intended to Produce Best Risk/Reward Attractive NIM Spread & Leverage Conservative and Flexible Balance Sheet 1 2 3 4 5 Credit Focused Culture 6

Strong Sponsorship Cohesive Management Team with Relevant Industry Experience BSPRT’s senior management team and 58 employees bring significant real estate expertise Jerome Baglien Michael Comparato Richard J. Byrne Chairman, President and CEO of BSPRT Previously Chief Executive Officer of Deutsche Bank Securities Inc. Served as global co-head of the leveraged finance and global head of credit research at Merrill Lynch Head of Real Estate Previously head of U.S. Equity Investments at Ladder Capital Served as head of Compson Holding Corporation COO / CFO and Treasurer of BSPRT Previously director of fund finance for GTIS Partners LP Served as accounting manager at iStar Inc. 16 people in Loan Originations 9 people in Asset Management 21 people in Finance / Capital Markets / Operations / Legal / Compliance Management Team Functional Areas 12 people in Underwriting / Credit Note: Headcount data as of April 30, 2021 1

② Diversified Portfolio of Senior, Floating Rate Loans

Portfolio Summary

Mezzanine 1%
Senior 99%

Collateral Summary (1)

Other 9%
Retail 2%
Industrial 7%
Hospitality 14%
Office 18%
Multifamily 50%

Collateral by Region

New England 2%
Various 2%
Plains 3%
Great Lakes 6%
Far West 14%
Mideast 16%
Southwest 27%
Southeast 27%

Rate Type

Fixed 4%
Floating 96%

14

Diversified Portfolio of Senior, Floating Rate Loans Portfolio Summary Collateral by Region Collateral Summary (1) Approx. $3.0 billion total portfolio assets Diversified portfolio by geography and property type 140 senior loans with average size of approx. $22 million 6 mezzanine loans with average size of approx. $3 million Primary focus multifamily (50%) Limited exposure to retail and hospitality (16%) Weighted average spread and all-in yield is 4.36% and 5.92%, respectively Note: Financial data as of March 31, 2021 “Other” includes self-storage and mixed-use Rate Type 2

Differentiated Strategy Focused on light touch, value add transitional opportunities in the middle market Represents a significant market opportunity of several billion in annual estimated loan demand Less competitive and more fragmented than the large loan market Opportunity for additional structural protections compared to large, broadly syndicated loans Generally offers higher yields with attractive LTVs and better documents/documentation Note: Target strategies are subject to change with or without notice 3 BSPRT’s Differentiated Strategy is Intended to Produce Attractive, Risk Adjusted Returns for Stockholders Middle Market Direct Origination Middle market lending driven by proprietary, direct origination capabilities BSP’s origination team has demonstrated strong origination capabilities in the middle market space and is built to support a much larger volume of loans. This will allow BSPRT to efficiently redeploy capital generated from the transaction Established relationships with brokers and borrowers sourcing repeat business with “first” and “last look” advantage Over half of BSPRT portfolio sourced from repeat borrowers Conduit Business Multifamily Focus Very attractive segment of the middle market due to: Strong loan demand Attractive risk adjusted yields Excellent credit performance Over half of BSPRT’s portfolio is backed by multifamily properties Offers competitive advantage in deal sourcing and ability to offer multiple solutions to borrowers to accommodate their business plan Gain on sale model enhances overall BSPRT return on equity with limited credit exposure

④ # Attractive NIM Spread and Leverage

BENEFIT STREET PARTNERS REALTY TRUST | CAPSTEAD

TTM NIM Spread

BSPRT 3.6%
Peer 1 3.4%
Peer 2 3.4%
Peer 3 3.1%
Peer 4 3.0%
Peer 5 2.7%
Peer 6 2.6%
Peer 7 2.5%
Peer 8 2.2%
Peer 9 0.6%
Median 2.9%
Mean 2.7%
0.0%
1.0%
2.0%
3.0%
4.0%

Net Leverage (1)

Peer 7 3.8x
Peer 8 3.4x
Peer 6 3.0x
Peer 4 2.8x
Peer 3 2.7x
Peer 1 2.5x
BSPRT 2.3x
Peer 5 2.1x
Peer 2 2.0x
Peer 9 1.7x
Median 2.6x
Mean 2.6x
0.0x
1.0x
2.0x
3.0x
4.0x

16

Attractive NIM Spread and Leverage BSPRT has generated the highest NIM spread despite low mezzanine exposure Note: TTM period as of March 31, 2021. Peers include select public commercial mortgage REITs with total equity greater than $500 million Net debt divided by equity TTM NIM Spread Net Leverage (1) 4

BENEFIT STREET PARTNERS REALTY TRUST | CAPSTEAD

5 Conservative and Flexible Balance Sheet

Highlights

Debt Capitalization

Warehouse/Other
17%
Non-recourse CLO
83%

Leverage (Gross Debt / Equity)

3.0x
2.0x
1.0x
0.0x
1.87x
2.26x
2.19x
2.42x
2.71x
2.41x
2.11x
2.13x
2.39x
1Q'19
2Q'19
3Q'19
4Q'19
1Q'20
2Q'20
3Q'20
4Q'20
1Q'21

Historical Capitalization

$1,728 million
$2,513 million (2)
1Q'19: $912 / $1,305 / $423
2Q'19: $932 / $1,885 / $242
3Q'19: $991 / $1,812 / $388
4Q'19: $1,026 / $1,803 / $712
1Q'20: $930 / $1,739 / $816
2Q'20: $963 / $1,698 / $680
3Q'20: $987 / $1,658 / $467
4Q'20: $1,008 / $1,625 / $556
1Q'21: $1,039 / $2,076 / $437
Equity
CLO
Warehouse/Other

17

Conservative and Flexible Balance Sheet 5 Represents commitment for loans. Does not include bonds repurchase agreements At March 31, 2021, 83% of debt was non mark-to-market Highlights Debt Capitalization Leverage (Gross Debt / Equity) Historical Capitalization Conservative leverage of 2.4x debt / equity; average leverage of 2.3x over the last eight quarters Significant liquidity with approx. $1.4 billion of commitments from seven distinct lenders (1) Long-term match funding from CLO market with non-recourse, non-mark-to-market, and future reinvestment Closed FL6 ($700 million deal) in Q1 2021; 2.5 year reinvest $2,513 million (2) $1,728 million

⑥ Credit Focused Culture

Superior Historical Credit Performance

No Historical Credit Loss (1)

Senior Bridge Debt
Investment: $5.8 billion
0.00%
Senior Conduit Debt
Investment: $2.2 billion
0.00%
0.00%
Junior Debt
Investment: $191 million
0.00%
Other Opportunistic Investments
Investment: $83 million

Strong Performing Current Portfolio (2)

Note: Financial data as of March 31, 2021
(1) As of March 31, 2021. Represents BSPRT loans
(2) As of March 31, 2021. Includes only loans in the hold portfolio and excludes loans held for conduit securitization
(3) The average risk rating does not include ratings of loans held for sale
(4) Loans rated 4 or higher including loans on non-accrual

18

Credit Focused Culture Senior members of the BSP RE team have significant asset management and loan workout experience Asset management team with additional support from Situs (a third-party vendor) Proactive asset management approach seeks to identify potential issues early and performs quarterly asset reviews on a loan-by-loan basis Note: Financial data as of March 31, 2021 As of March 31, 2021. Represents BSPRT loans As of March 31, 2021. Includes only loans in the hold portfolio and excludes loans held for conduit securitization The average risk rating does not include ratings of loans held for sale Loans rated 4 or higher including loans on non-accrual Senior Conduit Debt Investment: $2.2 billion Other Opportunistic Investments Investment: $83 million Total Number of Loans 146 Average Risk Rating (3) 2.2 Loans in Non-Accrual Status 1 Loans on Watchlist (4) 2 No Historical Credit Loss (1) Strong Performing Current Portfolio (2) BSPRT has not realized any loss on over $8 billion of loans originated Senior Bridge Debt Investment: $5.8 billion Junior Debt Investment: $191 million 6 Superior Historical Credit Performance

Key Take Aways and Investment Highlights 58 person real estate team with strong deal sourcing and underwriting capabilities supported by BSP’s leading credit expertise P Conservative capital structure with focus on longer tenor, non-mark-to-market and non-recourse CLO debt; approximately 83% of debt capitalization is comprised of CLO debt P Demonstrated track record of growth while generating attractive returns; distributable earnings return on equity (1) of 12.6% in Q4 2020 and 10.4% in Q1 2021 P Differentiated middle market focus provides significant competitive advantage; average loan size of approx. $22 million and net interest margin of 3.6% P Existing large scale, highly diversified portfolio with demonstrated resiliency through the recent downturn; average multifamily holdings over past 6 quarters is over 50% P Large and compelling real estate lending market opportunity; over $2.1 trillion of real estate debt maturities over the next five years P Please see "Non-GAAP Financial Information" in Appendix A for a description of distributable earnings return on equity and a reconciliation of distributable earnings return on equity to BSPRT's GAAP financial results

Appendix

Appendix A

Non-GAAP Financial Information (1)

($ millions)	Q4 2020	Q1 2021
GAAP Net Income	**$32.8**	**$30.1**
Adjustments:		
CLO Amortization acceleration (2)	(0.7)	(0.7)
Unrealized gain / (loss) reversal	0.4	(2.6)
Other fees	-	1.7
Depreciation & amortization	0.5	0.4
CECL	(1.6)	(2.3)
Distributable earnings	**$31.3**	**$26.6**
Average equity	$997.2	$1,023.2
GAAP ROE	13.2%	11.8%
Distributable earnings ROE	12.6%	10.4%

21

Appendix A Non-GAAP Financial Information (1) Assumes all preferred shares are converted to common Accelerates amortization of deferred financing costs of CLOs. Assumes CLOs will be outstanding for four years and amortizes the financing costs over four years